FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2004

Commission File Number 001-31739

GAMMON LAKE RESOURCES INC.
(Translation of registrant’s name into English)

202 Brownlow Ave., Cambridge 2, Suite 306 Dartmouth, Nova Scotia B3B 1T5
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GAMMON LAKE RESOURCES INC.

Date: October 14, 2004	By: /s/ Fred George Fred George President

GAMMON LAKE RESOURSES Inc.
OCAMPO DEPOSIT MINERAL RESOURCES
TECHNICAL REPORT - SEPTEMBER 2004

PREPARED BY:

John C. Thornton – Vice President, Consulting Engineering
Abdullah Arik – Senior Resource Consultant

Mintec, Inc
3544 East Fort Lowell
Tucson, Arizona 85716

Submitted To

Gregory K. Liller, Vice President Exploration and Development
Gammon Lake Resources Inc.
202 Brownlow Ave.
Cambridge 2 , Suite306
Dartmouth , NS B3B 1T5 Canada

TABLE OF CONTENTS

1.0 Summary

The revised mineral resources for the October 2004 technical submission under NI 43-101 follows:

The new resource calculation, as illustrated in the tables below, contains **1.85**-million gold ounces and **76.7**-million silver ounces in the measured and indicated categories and a further **2.55**-million gold ounces and **127.8**-million silver ounces in the inferred category. On a gold-equivalent basis, the expanded, newly outlined resource at the Ocampo Project contains approximately 3.03-million ounces in the measured and indicated categories and 4.53-million ounces in the inferred category.

Table 1 - Ocampo Total District Mineral Resource Summary

Project Area	Deposit Type	Gold (g/t)	Silver (g/t)	EAu (g/t)	Tonnes	Ounces Gold	Ounces Silver	Ounces EAu
Northeast Area	Underground	4.80	227	8.3	4,065,000	628,000	29,662,000	1,082,000
	Surface	1.11	55	2.0	2,297,000	82,000	4,058,000	145,000
	Total Northeast Area Measured & Indicated	3.47	165	6.0	6,362,000	710,000	33,720,000	1,227,000
PGR Open-Pit Area	Open-Pit Area	1.03	37	1.6	32,192,000	1,067,000	38,698,000	1,667,000
	High-Grade below Open-Pit Area	3.15	192	6.1	691,000	70,000	4,264,000	136,000
	Total Open-Pit Area Measured & Indicated	1.07	40	1.7	32,883,000	1,137,000	42,962,000	1,803,000
Total Ocampo Measured & Indicated		1.46	61	2.4	39,245,000	1,847,000	76,682,000	3,030,000

Total Northeast Area Inferred	4.17	229	7.7	13,226,000	1,773,000	97,481,000	3,277,000
Total Open-Pit Area Inferred	3.06	119	4.9	7,930,000	779,000	30,289,000	1,251,000
Total Ocampo Inferred	3.75	188	6.7	21,156,000	2,552,000	127,770,000	4,528,000

The above was calculated using gold-equivalent cutoff grades of 3.0 g/t for Northeast underground and high-grade below open-pit area, 0.4 g/t for northeast surface, and 0.3 g/t for open-pit area. Gold-equivalent values are based on 65 grams of silver = 1 gram of gold, calculated on a gold price of US$375 and a silver price of US$5.77.

The following tables detail the resources by class and area.

Table 2 – Northeast Resources

Measured Resources Northeast Underground	Gold (g/t)	Silver (g/t)	eAu (g/t)	Tonnes	Gold Ounces	Silver Ounces	eAu Ounces
Aventurero	5.04	216	8.4	464,000	75,000	3,223,000	125,000
San Juan	6.72	355	12.2	244,000	53,000	2,785,000	96,000
Las Animas – San Amado	6.41	299	11.0	168,000	35,000	1,615,000	59,000
Rosario	4.10	243	7.8	296,000	39,000	2,313,000	74,000
Esperanza	7.78	159	10.2	39,000	10,000	199,000	13,000
Total Northeast Underground Measured	5.44	260	9.4	1,211,000	212,000	10,135,000	367,000
Indicated Resource Northeast Underground	Gold (g/t)	Silver (g/t)	eAu (g/t)	Tonnes	Gold Ounces	Silver Ounces	eAu Ounces
Aventurero	4.57	198	7.6	1,142,000	168,000	7,271,000	279,000
San Juan	5.99	374	11.7	371,000	71,000	4,462,000	140,000
Las Animas – San Amado	4.69	244	8.4	223,000	34,000	1,750,000	60,000
Esperanza	5.71	132	7.7	50,000	9,000	212,000	12,000
Rosario	4.17	236	7.8	588,000	79,000	4,462,000	147,000
Maria *	3.83	64	4.8	360,000	44,000	741,000	56,000
La Cruz *	2.86	163	5.4	120,000	11,000	629,000	21,000
Total Northeast Underground Indicated	4.53	213	7.8	2,854,000	416,000	19,527,000	715,000
Total Northeast Underground Measured & Indicated 3 g/t Cutoff	4.80	227	8.3	4,065,000	628,000	29,662,000	1,082,000
Northeast Ocampo Surface Resource at 0.4 g/t eAu Cutoff (Previously Released) *							
Brenda Surface Measured	1.37	103	3.0	190,000	8,000	629,000	18,000
Surface Measured	1.37	103	2.95	190,000	8,000	629,000	18,000
Brenda Surface Indicated	1.17	52	2.0	1,519,000	57,000	2,540,000	96,000
San Juan Indicated	0.90	47	1.6	588,000	17,000	889,000	31,000
Total Surface Indicated	1.09	51	1.9	2,107,000	74,000	3,429,000	127,000
Total Northeast Surface Measured & Indicated	1.11	55	2.0	2,297,000	82,000	4,058,000	145,000
Total Northeast Ocampo Project Measured & Indicated Resources	3.47	165	6.0	6,362,000	710,000	33,720,000	1,227,000

* from previous studies

Table 3 – PGR Area Resources

PGR Open Pit Resources 0.3 g/t cutoff	Tonnes (millions)	Gold (g/t)	Silver (g/t)	eAu (g/t)	Gold Ounces	Silver Ounces	eAu Ounces
Measured	17,645,000	1.08	41	1.7	613,000	23,262,000	965,000
Indicated	14,547,000	0.97	33	1.5	454,000	15,436,000	702,000
Measured & Indicated	32,192,000	1.03	37	1.6	1,067,000	38,698,000	1,667,000
High Grade Below Open Pit Resources 3.0 g/t cutoff	Tonnes (millions)	Gold (g/t)	Silver (g/t)	eAu (g/t)	Gold Ounces	Silver Ounces	eAu Ounces
Measured	63,000	3.69	251	7.5	7,000	508,000	15,000
Indicated	628,000	3.13	186	6.0	63,000	3,756,000	121,000
Measured & Indicated	691,000	3.15	192	6.1	70,000	4,264,000	136,000

Table 4 – Inferred Resources

Northeast Underground Inferred Resources 3.0 g/t cutoff	Gold (g/t)	Silver (g/t)	eAu (g/t)	Tonnes	Gold Ounces	Silver Ounces	eAu Ounces
Aventurero	4.12	143	6.3	3,140,000	416,000	14,472,000	641,000
San Juan	5.08	349	10.4	4,131,000	675,000	46,408,000	1,384,000
Las Animas	4.53	216	7.9	1,889,000	275,000	13,142,000	478,000
Rosario	3.30	192	6.3	3,693,000	392,000	22,777,000	748,000
Esperanza	8.33	161	10.8	3,000	1,000	16,000	1,000
Total Northeast Underground	4.26	234	7.9	12,856,000	1,759,000	96,815,000	3,252,000
Brenda Surface 0.4 g/t cutoff	1.21	56	2.1	370,000	14,000	666,000	25,000
Total Northeast Ocampo Inferred	4.17	229	7.7	13,226,000	1,773,000	97,481,000	3,277,000
PGR Open Pit Area 0.3 g/t cutoff	2.19	76	3.4	4,537,000	319,000	11,087,000	496,000
High Grade Below Open Pit Area Resource 3.0 g/t curoff	4.22	176	6.9	3,393,000	460,000	19,202,000	755,000
Total PGR Infered	3.06	119	4.9	7,930,000	779,000	30,289,000	1,251,000
Total Ocampo Inferred	3.75	188	6.7	21,156,000	2,552,000	127,770,000	4,528,000

For purposes of comparison to previous resource work the following tabulates the PGR open pit area resources at a resources at a 1-g/t cutoff.

Table 5 – PGR Resources 1 g/t Cutoff

PGR Open Pit Area 1 g/t cutoff	Gold (g/t)	Silver (g/t)	Gold-Equivalent (g/t)	Tonnes	Gold Ounces	Silver Ounces	eAu Ounces
Measured	2.41	97	3.89	6,167,000	478,000	19,235,000	774,000
Indicated	2.01	78	3.22	5,158,000	333,000	12,936,000	532,000
Measured & Indicated	2.23	88	3.59	11,325,000	811,000	32,171,000	1,306,000
Inferred	2.73	98	4.24	3,457,000	303,000	10,893,000	471,000

2.0 Introduction and Terms of Reference

Gammon Lakes Resources (hereinafter referred to as GLR) retained Mintec, Inc (Mintec) to provide an independent mineral resource estimate and Qualified Person's review and Technical Report for the Ocampo Project in Mexico. The work entailed the estimate of the mineral resources for the two major mineralization areas. The first area is entitled the PGR trend, a 3-kilometer strike length area that in the past has hosted numerous very small mines, and could be the target of a substantial heap leach mining operation. The second area is entitled the Northeast area. This area has also hosted a number of small underground operations Mineral Reserve Definitions referred to in National Instrument (NI) 430101, *Standards of Disclosure for Mineral Projects.* It also involved the preparation of a technical Report as defined in NI 43-101 and in compliance with Form 43-101F1 (the 'Technical Reports'). Mr. John C. Thornton, and employee of Mintec, served as the 'Qualified Person responsible for preparing this Technical Report. Mr. Abdullah Arik, an employee of Mintec, was also involved in the development of the Mineral Resource and also served as a "Qualified Person', as described by the NI 43-101.

Information and data for the independent resource estimate were obtained from Gammon Lakes Resources personnel located in Tucson, Arizona, and from the Ocampo offices located on site in Mexico. Information and data for matters pertaining to metallurgy and processing, cost estimates, environmental, and geotechnical investigations were obtained directly from Kappes, Cassiday and Associates located in Reno Nevada, and from documents provided by Gammon Lakes Resources as required.

Pertinent geological and mining data were reviewed in sufficient detail to prepare this document. Mr. John Thornton directed the mineral resource estimation work. Qualified Person assistance were provided by Mr. Dan Kappes and Bruce Furgeson of KCA, who reviewed matters pertaining to metallurgy and mineral processing (Section 16), and relevant issues pertaining to process costs.

Mr. Thornton visited the project site during the week beginning May 23, and ending May 28, 2004.

All units are expressed in the metric system. Gold and silver contents are expressed in grams per tonne or ounces and $US per ounce. Unless otherwise stated, all costs in this report are expressed in United States dollars.

2.1 Important Notice to Readers

This report was prepared for Gammon Lakes Resources by Mintec, Inc., Independent Consultants. The quality of information, conclusions and estimates contained herein is consistent with the level of effort in Mintec, Inc.'s services and based on: I) information available at the time of preparation, ii) data supplied by outside sources, and iii) the assumption, conditions and qualifications set forth in this report. This report is intended to be used by Gammon Lakes Resources subject to the terms and conditions of its contract with Mintec, Inc. This contract permits Gammon Lakes Resources to file their Technical Report with the Canadian Securities regulatory Authorities pursuant to National Instrument 43-101, *Standards of Disclosure for Mineral Projects.*

3.0 Disclaimer

Mintec's review of the Ocampo Project relied on the following reports, which were prepared by engineering or geological consultants:

Kappes, Cassiday and Associates, (June 2001), Gammon Lakes Resources – Ocampo Project
Report of Metallurgical Testwork

Kappes, Cassiday and Associates, (March 2001), Gammon Lakes Resources – Ocampo Project
Heap leach Pad and Ponds – Preliminary Design and Cost Estimate

Kappes, Cassiday and Associates, (July 2003), Gammon Lakes Resources – Northeast Ocampo Project Scoping Study – 500,000 Tonnes Per Year CCD Mill

Seegmiller International Mining, Geotechnical Consultants/Engineers (March 2001) – Ocampo Project, Chihuahua, Mexico Dr. Ben Seegmiller
Preliminary Evaluation Open Pit Slope Stability *Picacho, Plaza de Gallos and Refugio Pits*

Mintec used information from these reports under the assumption they were prepared by Qualified Persons.

It is Mintec's opinion that the above materials are prepared and presented according to Mining and Engineering Contract Industry Standard Specifications. Mintec concludes the contents are reasonably prepared and presented, the conclusions reached are prudent, and once the proposed facilities are constructed, Gammon Lakes Resources will enjoy the operating efficiencies stated.

4.0 Property Description and Location

4.1 Location

GLR's Ocampo Gold-Silver Project is located at approximately 28°12.5' Latitude and 108°25' Longitude, in the Municipio of Ocampo, State of Chihuahua, Mexico. It is approximately 235 km west southwest of the state capital Chihuahua, Chihuahua.

Figure 1 – Location Map



109°
107°
NEW MEXICO
AZ
TEXAS
UNITED STATES
GULF
OF
MEXICO
CHIHUAHUA
MEXICO
PACIFIC
OCEAN
31°
SONORA
CHIHUAHUA
Dolores
29°
Mulatos
Ciudad Chihuahua
Pinos Altos
OCAMPO
COAHUILA
El Sauzal
27°
SINALOA
DURANGO
North

4.2 Mineral Tenure

GLR's total holding in the Ocampo mining district consists of 44 mining titles, encompassing 3,524.54 net hectares.

Table 6 - Gammon Lake Mining Titles

Map #	Concession	Number	Hectares	Expiration
1	El Peñol	214321	7.78	Sept. 5, 2051
2	El Rayo	160307	12.00	July 22, 2024
3	Santo Niño	189284	19.34	Dec. 4, 2040
4	La Resureccion	185243	37.58	Dec. 13, 2039
5	La Escalera	218971	19.02	Jan. 27, 2053
6	Maria	195211	8.52	Aug. 24, 2042
7	La Gloria	168685	108.00	July 1, 2031
8	San Amado	147733	46.28	May 17, 2017
9	El Mastuerzo	150528	9.00	Oct. 27, 2018
10	Nuevo Jesus Maria y Jose	151997	13.69	Nov. 11, 2019
11	Cubiro	153207	7.03	July 29, 2020
12	San Martin	155698	17.37	Oct.27, 2021
13	El Rayo	155697	20.73	Oct. 27, 2021
14	Balvanera	192789	6.45	Dec. 18,2041
15	Mirasol	161866	10.00	July 21, 2025
16	La Fe	212201	39.00	Sept. 21, 2050
17	La Estrella	147793	9.00	June 27, 2017
18	Santa Ana	165663	14.26	Nov. 27, 2029
19	El Porvenir	212992	14.78	Feb. 19, 2007
20	Alejandra	213422	469.88	May 10, 2007
21	Alejandra Uno	213423	505.67	May 10, 2007
22	Alma II	214374	0.92	Sept. 5, 2007
22	Alma III	214375	4.00	Sept. 5, 2007
23	El Hueco	189226	2.21	Dec. 4, 2015
24	Santa Juiliana	170141	10.10	Mar. 16, 2032
25	Rosario de Oro	170142	8.00	Mar. 16, 2032
26	Belen	170143	16.00	Mar. 16, 2032
27	Lluvia de Oro	170144	100.00	Mar. 16, 2032
28	San Ramon	170145	16.00	Mar. 16, 2032
29	Estanislao	170146	5.67	Mar. 16, 2032
30	Candelaria	170147	3.99	Mar. 16, 2032
31	Altagracia	170148	12.00	Mar. 16, 2032
32	San Jose del Picacho	170149	4.59	Mar. 16, 2032
33	Matulera	170150	9.47	Mar. 16, 2032
34	San Jose y San Juan	170151	24.74	Mar. 16, 2032
35	Belgrado	170152	7.28	Mar. 16, 2032

36	Ampliacion de Altagracia	170153	10.00	Mar. 16, 2032
37	Krystal	204194	1657.92	Dec. 17, 2046
38	San Juan	191736	53.91	Dec. 18, 2041
39	La Olvidada	192048	105.00	Dec. 18, 2041
40	Buenos Aires	212551	19.67	Oct. 30, 2050
41	Diez de Mayo	213571	23.79	May 17, 2007
42	El Faro	217082	4.46	June 13, 2008
42	Alejandra II	213424	29.44	May 10, 2007
	Total Net Hectares		3524.54	3524.54

All of the concessions are exploitation concessions except the eight that have the numbers shown in red. These concessions are exploration concessions, numbers 212992, 213422-213424, 213571, 214374, 214375, 217082.

The following map shows the relative positions of the claims. The red box shows the area which has been the focus of exploration efforts to date

Figure 2 –Property Map


Outline of District
Geology Map
Figure 4

map provided by GLR

4.2 Permits and Agreements

GLR currently has all the necessary permits in place to conduct exploration activities on its mining titles. An amendment to the current held mining permit will be submitted upon completion of the on going feasibility study to reflect the increased size of the operations. Document preparation for the amendments is currently underway.

The mining titles are held by Gammon Lake de Mexico, S.A. de C.V., a wholly owned subsidiary of the Corporation (Gammon Mexico). The records show that Gammon Mexico has a 100% interest in the claims. Twenty-seven of the claims are filed free of any liens or encumbrances while the other 17 claims are subject to fulfilling the Minerales de Soyopa Agreement. Seven claims that are filed free of encumbrances are subject to further payment terms under the Minera Fuerte Agreement. The details of these agreements can be found in the GLR Annual Information Filing on www.sedar.com

The Concessions that are shown in blue are the concessions that are the subject of the Soyopa Agreement.

The Concessions that are named in purple are the concessions that are the subject of the Minera Fuerte Agreement.

4.3 Environmental Issues

There are no known environmental issues that may impact the project.

5.0 Accessibility, Climate, Local Resources, Infrastructure and Physiography

5.1 Access

The property is accessed via Federal Highway 16 a major transportation cross the northern Sierra Madre Mountains. The last 27 km of road is a government maintained gravel roads from Cahuisori. The property is 310 km by road from the city of Chihuahua. Alternatively the property can be reached from Highway 16 by a government maintained gravel road from Mycoba to Morris then east to Ocampo. (Figure 1 Location Map)

The State of Chihuahua has two International airports located at the cities of Ciudad Juarez and Chihuahua. Within the State there is over 4000 km of paved highway, 7,000 km of improved road.

A railhead is present at La Junta and the State of Chihuahua contains 2,100 km of railway with connections to the rail lines in the United States.

5.2 Climate

Cool winters and mild summers are typical of the temperate climate in the Ocampo area. The rainfall occurs mainly during the summer monsoon season from July to September. Snow and rain occur sporadically during the winter months. The average annual precipitation is approximately 800 mm.

5.3 Local Resources

Vegetation in the area consists of pine and mixed pine and deciduous stands of trees. There is sufficient forestation in the area to support a number of sawmills although the government has recently imposed tree harvest restrictions.

There is a reasonable amount of rainfall each year there are and several rivers, which have year around flow, lie south and west of the general project area. The required water for GLR's proposed mining operations will be supplied by a combination of rainfall runoff water catchments and ground water wells.

5.4 Infrastructure

The pueblo of Ocampo is in the eastern portion of the project area. It has an estimated population of 500 people and is the seat of the municipal government.

Mining and forestry are the major industries in the area. An adequate workforce that is familiar with mining is present in the region.

Ocampo has recently been connected to the national electrical grid via a 33kV power line. Telephone communications were brought on line in September 2004.

The proposed power supply for the mining operations will be generated by GLR owned generators due to capital and operating costs considerations.

Physiographic

The Ocampo Project is within the Sierra Madre Occidental physiographic province, an incised plateau exhibiting characteristics of a youthful topography. The Project area ranges in elevation from 1,600 m to 2,200 m in elevation and is located near the eastern edge of the Barranca (canyon) country.

There is adequate space on GLR's mining concessions for the plant, tailings pond and other necessary facilities. Final design work for mine infrastructure is underway as part of the ongoing feasibility study.

Figure 3 - Is a photo showing the pueblo of Ocampo and the surrounding area



6.0 History

Exploration of Northern Mexico by the Spanish started in 1554 and with the first significant mineral discovery in Chihuahua in the Santa Barbara district in 1567.

Ocampo was discovered until 1804. The initial exploration and exploitation of the area was curtailed because of the Mexican War for Independence, 1810 to 1820.

After the war, English interests made significant investments in the Refugio and Plaza de Gallos mines in the western part of the district. Veins in the northeast Ocampo project area were discovered shortly after in the 1840's.

In the mid 1800's the mining experienced a slow down due to the political unrest associated with the French Intervention.

In the late 1800's the government of Porfiro Diaz actively encouraged foreign investment and the development of the Ocampo mines was accelerated. From the 1880's until 1912 Ocampo had it's greatest period of historical development. By the early 1900's the Green Gold-Silver Company had effectively consolidated the district. With the onset of the Mexican Revolution in 1912 mining in the Ocampo district was curtailed and restricted to small local operators.

In 1912, shortly before the Mexican Revolution, the chief engineer of Sierra Consolidated, Robert Linton, estimated that up until that time, the total production of gold and silver from Ocampo had exceeded 100 million U.S. dollars.

In the 1930's with the rise in the official price of gold, activity in the area increased. In the period between 1939 and 1941, the predecessor company of Minerales de Soyopa produced over 3.8 tonnes of gold and 59 tonnes of silver from one high grade ore shoot at the Plaza de Gallos mine.

Small scale operators and gambosinos continued to operate in the area from the 1940's through the 1990's.

In the 1980's the Consejo de Resources Minerales (CRM), an agency of the Mexican federal Government, financed the construction of a mill equipped with a flotation circuit that can process about 100 tonnes per day.

In 1994, the Mexican mining laws were changed to allow 100 percent foreign ownership of mining properties. This change in the Mexican mining laws accelerated exploration investment through out Mexico.

In 1997, Mogul Mining NL (Mogul) entered into a joint venture with Soyopa. Mogul conducted a district scale mapping and sampling program focusing on the western portion of the district. A total of 59 reverse circulation drill holes for a total of 6,288 m of drilling was completed.

In 1999, Augusta Resources Corporation (Augusta) entered into an agreement to acquire Mogul's interest in the project. Augusta drilled 11 reverse circulation holes and deepened one existing hole for a total of approximately 1,677 m drilled. Mogul and Augusta did not meet the work commitments in the agreement and the property reverted to Soyopa.

In 1999, GLR entered the picture with an option to purchase 17 mining concessions in the area from Minera Fuerta Mayo, S.A de C.V. (Minera Fuerta). During 1999, GLR had an active exploration program consisting of mapping, sampling, underground test mining and core drilling. 50 shallow holes were drilled in the Northeast Ocampo project area totaling approximately 3,729 m. The results of this work were detailed in a PAH report dated December 9, 1999.

In 2000, GLR entered a joint venture agreement with Soyopa. The joint venture agreement was replaced with a purchase agreement dated November 24, 2001. With thee Soyopa agreement GLR effectively consolidated the entire Ocampo mining camp for the first time since the Mexican Revolution of 1912.

In 2000, GLR continued exploring the properties with delineation drilling on the shallow PGR deposits. At this time drilling to explore the deeper potential of the Northeast Ocampo vein structures was also carried out. A total of 31,046 m of reverse circulation and core drilling was completed during the coarse of this program.

As part of this program Millennium Mining Associates completed a detailed structural/geochemical analysis of the mineralization in the district. Dr. Derrick McBride performed additional structural work at this time.

Metallurgical testing was carried out by KCA in 1998, 1999, 2000, 2001, 2002, 2003 and 2004. A preliminary design and a cost estimate for a heap leach pad and ponds were made by KCA in March 2001. At the same time Seegmiller completed a geotechnical evaluation on the stability of potential open pits for the Picacho, Plaza de Gallos and Refugio deposits.

During 2001, GLR completed a resource study that was audited by WGM.

In April of 2002 PAH completed a scoping study eximaining the economics of a combined open pit/underground mining operation utilizing heap leach recovery techniques.

In March 2002, Bolnisi entered an agreement with GLR to earn a 60% interest in the PGR portion of the property. They were to complete a feasibility study and bring the property to production within a two year period.

Beginning in 2002 a large scale drilling program was undertaken to test the potential at depth of the high grade veins in the Northeast Ocampo project area. In the spring of

2003 the company made a decision to proceed with an underground exploration and development program via a 4x5 meter decline ramp to further explore the veins with in the Northeast Ocampo project area. KCA completed a scoping study at this time examining economics of an underground mining operation with convention mill processing.

In November 2003 the Bolnisi earn in agreement was terminated and all technical data generated by Bolnisi was made available to GLR.

In early 2004 a feasibility study was begun to examine the economics of a combined open pit and underground mining operation utilizing heap leach recovery techniques for the PGR open pit ores and conventional milling of the higher grade Northeast Ocampo project vein deposits. The following figure shows the special relationship of the two project areas on a district scale.

Figure 4 – 3D District Map


Ocampo PGR
Open Pit
Project
Northeast Ocampo Project
Underground Mine Area
4
km
6
km

GLR currently has a continuing program of exploration and development drilling both in the Northeast and PGR project areas with a total of 9 rigs currently on site. Underground exploration and development is ongoing and totals over 3 km of ramp, access drives, sills and draw points. The feasibility study is currently in the final phases of design work and costing studies.

7.0 Geologic Setting

The geologic setting, deposit types and mineralization of the Ocampo mining district have been the subject of numerous previous reports. The following sections are taken from the 2002 PAH report, the 2004 report by Glenn Clark and GLR's AIF.

7.1 Regional Geology

The Sierra Madre Occidental (SMO) is an extensive physiographic province that is composed largely of volcanic rocks that have been intruded by plutonic rocks, which overly a Precambrian through Jurassic basement. This is one of the largest unmetamorphosed andesite and dacite accumulations in the world. Erosion and uplift has created deep incised canyons and has exposed hydrothermal mineralization in the third dimension. The basement rocks are rarely exposed and poorly known. This province extends from the center of Mexico to the boarder of the United States.

The oldest rocks exposed in the Ocampo area are Triassic to Cretaceous aged Témoris Unit. These sediments found in isolated erosional widows and are composed of conglomerates, sandstones, limestone lenses and intercalated andesites (Figure 5 Regional Geologic Map).

Beginning with the Laramide Orogeny in latest Cretaceous and continuing throughout Cenozoic, the area was the site of intense volcanic activity. This volcanism produced a thick sequence of volcanic flows, tuffs, and agglomerates of andesitic to rhyolitic composition and related intrusives.

Volcanic stratigraphy in the Sierra Madre Occidental has been broken into two main groups consisting of the Lower Volcanic Group (LVG) and the Upper Volcanic Group (UVG).

LVG rocks dominate the project area and consist of massive andesitic flows and tuffs. Localized beds of volcanoclastic sediments are also present. Toward the top of this group, the volcanics become more felsic. This group of rocks is host to the majority of the Au-Ag deposits exploited thus far in the SMO.

UVG rocks are comprised of felsic ignimbrites, tuffs, flows and volcanoclastics. Textural and sorting characteristics indicate some of the units were deposed under basal surge conditions. This intense and prolonged volcanic activity probably produced the hydrothermal mineralization responsible for the numerous gold and silver mines in the area.

Figure 5 - Regional Geology Map


La Ardilla
SANTA BRIGIDA
El Puerto Amarillo
SANTA BARBARA
NAVOSAIGAME
CONCHENO
SONORA - Not Mapped
CHIHUAHUA
Pinos Altos
Nopalera
POTRERO
SANTA MARIA
Sta. Maria
El Durazno
Cahuisori
OCAMPO
Basaseachic
Huajumar
Arroyo Hondo
El Placer
Moris
PILAR DE MORIS
TAPIAS
Candamena
CANDAMENA
Soucillo
Qal
UVG Volcanics
UVG Sediment and Volcanics
Tertiary Rhyolitic Intrusives
LVG
Cretaceous Granodiorites
Cretaceous Sediments
Triassic-Jurassic Sediments
Paved Highway
Maintained Road
Trail
Town
Historic Mine
Fault
North

On a regional scale the SMO is a relatively undeformed high plateau (Henry and Aranda-Gomez, 1992). Overall, there is a northwest trending structural fabric best evidenced by the alignment of the numerous mining districts found in the SMO.

The shear volume of volcanic rocks and the numerous semi-circular features that can be identified in high altitude air photos and satellite imagery indicate the formation of large calderas and a large amount of volcanic activity. From the satellite work it appears that Ocampo lies near the center of a major caldera and is surrounded by at least two others.

Henry and Aranda-Gomez suggest that the reason that the SMO is relatively undeformed is due to the presence of a large batholith that underlies it. This inferred batholith is believed to be source of the very large volume of volcanic sediments.

7.2 Ocampo District Geology

The two geologic units that are exposed within the Ocampo are the LVG and the UVG. These rocks are composed of andesites, rhyolite tuffs, andesite porphyries, flows and agglomerates which have been overlain by porphyritic andesites interbedded with agglomerates and capped by Oligocene tuffs. This system is part of a larger caldera that is about 60 kilometers in diameter. An age date of 28 Ma is recorded for the upper most volcanic unit making the major part of the mineralization older than that date.6.2.1

The stratigraphic column at Ocampo is composed entirely of volcanic and intrusive rocks of the LVG and UVG (Figure 6 Stratigraphic Column). The oldest recognized unit exposed at surface is a rhyolitic sequence within the LVG. Flow and pyroclactic textures have been recognized in both outcrop and core.

Figure 6 - Stratigraphic Column

Ocampo Gold Silver Project

Stratigraphic Column


Trt
Tse
Tsr
Tdi
Toa
Tes

Trt — **Upper Rhyolite Tuff** Rhyolite Tuff-lt. grey to white weathers beige to pink- 1-2% 1mm anhedral quartz phenocrysts, <1% 1mm biotite, 1-5% lithic lapilli in weak to moderately welded ashy/vitric groundmass. Locally stratified. Forms resistant cliffs.

Tdi — **Intermediate Dikes** Diorite Porphyry-dk. grey weathers brown- 20% 1-8mm subhedral plagioclase phenocrysts, 7% 0.3-3mm pyroxene (usually weathered to chlorite) in crystalline groundmass of similar composition. Forms moderate slopes.

Tse — **Santa Eduviges Tuffs** Andesite to Daciete lithic tuff-beige to lt. green weathers brown- 15% 1-3mm anhedral plagioclase, 15-25% cognate lapilli (derived from Toa a Tsr), <1% 1-2mm anhedral quartz,<1% 0.5mm biotite. Poorly welded. Froms steep slopes and rounded outcrops. Distinguished from Toa by presence of quartz.

Tsr — **San Ramon Arenite** Volcaniclastic Sandstone and Sandy Tuffs-lt. grey weathers tan-coarse grained, sub rounded, poorly to mederately sorted, friable with difficulty. Well stratified in 5-50cm beds. Forms moderate slopes.

Toa — **Ocampo Andesite** Andesite-dk. grey weathers brown-varies from fine grained to plagioclase porphyry to lithic tuff and agglomerate- 7-10% 1-3mm subhedral plagioclase, 1-5% lithic lapilli to blocks in grainy groundmass including horneblended and finer grained plagioclase. Tuffs locally stratified. Forms steep slopes an rounded outcrops.

Tes — **El Salto Tuff** Rhyolite Tuff-lt. grey weathers beige-3-5% lapilli size pumice fiamme, 1-3% lithic lapilli 1% 1mm quartz phenocrysts in sucrosic groundmass. Moderately to strongly welded, moderately eutaxitic. Forms resistant cliff.

Pyroclastic breccias from this unit contain andesite to dacite fragments indicating an older andesite unit is potentially present beneath this unit.

Overlying the rhyolite unit is a thick sequence of andesite to dacite agglomerate flows and tuffs. These rocks are also units within the LVG. Agglomerates are the dominant rock type with in this unit. Interbedded within these are occasional lenses of volcaniclastic sediments.

Overlying the andesitic unit, UVG rocks are comprised of felsic ignimbrites, tuffs, flows and volcanoclastics. Textural and sorting characteristics indicate some of the units were deposited under basal surge conditions.

All the above rock types have been intruded by andesite to dacite dikes and sills. These rocks are believed to be Tertiary in age.

In general, Ocampo can be broken into two major structural areas, the NE area and the PGR trend that extends from Alta Gracia in the southeast to beyond La Estrella in the west (Figure 7 District Geology). This structural fabric is the result of movement along a series of northwest trending structures (MMA, 2000). MMA's work documents six major periods of deformation that were produced by a combination of the emplacement of a postulated intrusive beneath the district and extensional regional tectonics.

Figure 7 - District Geology


NE Area
PGR Trend
Quartz Stockworks/ Breccia
Vein showing Dip
Fault
Underground Workings
Shaft
Adits
Dump
Old Trench
Prospects
Drill Hole
Sample Site
Road

The following table, from the MMA report, details the six deformation events.

TABLE 7
Gammon Lake Resources
Ocampo Gold-Silver Project
Summary of Deformation, Kinematics and Mineralization

Deformation Event	Main Shear Kinematics	Orientation of Principal Stress	Associated Geochemical Event
D1	Dextral strike-slip with some normal movement	S37W23	No known mineralization
D2	Sinistral strike-slip with some reverse movement	N73E35	No known mineralization
D3	Dominantly dextral strike- slip with local sinistral movement	N24E03	Early, most intense quartz deposition
D4	Local sinistral/ reverse movement	N51W55	Continued quartz deposition
D5	Normal with minor sinistral strike-slip	S38E80	Early and strong ore-metal deposition (extensional kinematics)
D6	Dextral strike-slip with minor normal movement	N53W15	Continued ore-metal deposition (lateral kinematics)

Steronet analysis shows that both dip slip and strike slip movement accompanied each phase of structural deformation. Orientation and geometry of the higher grade mineralized zo nes intersected in drilling, further supports both strike slip and dip slip movement.

The PGR area consists of a series of NW trending faults that jog across WNW trending structures. Timing, geometric and kinematics support the hypothesis that the WNW fault zone is an oblique transfer zone that developed in order to accommodate movement along the NW faults. Another conclusion by MMA indicates that the NW trending structures are part of a district scale cymoid loop.

The NE area consists of a large northerly trending structure, the Belen-San Jose, which is intersected by the NW trending Aventurero and Rosario structures. Numerous NNE fault segments bounded by bounded by NW faults are also present. The large north trending Belen-San Jose structure intersects the PGR trend in the La Pared area.

8.0 Deposit Types

Ocampo is a classic gold-silver epithermal mining district. The mineralogy and alteration present in both the PGR and the Northeast Ocampo project area are indicative of low sulphidation, quartz-adularia type epithermal systems.

The low sulphidation systems contain quartz veins, stockworks and quartz breccias with gold, silver, electrum, argentite and pyrite with minor and variable amounts of base metal sulphides. These minerals probably were deposited in a high level (epizonal) to near surface environment.

In the northwest portion of the GLR property, historic mines such as La Fe and other prospects are considered to be of the high sulphidation, quartz enargite type deposits. This type of system has veins, vuggy breccias, and sulphide replacements ranging from pods to massive lenses associated with high level hydrothermal systems. The mineralization in the La Fe area is hosted by rhyolite and dacite rocks. These rocks and mineralization may be stratigraphically lower than the mineralization in the PGR Trend and the Northeast area. This suggests that this type of mineralization may be found at depth under the PGR Trend and the Northeast deposits.

9.0 Mineralization

The gold-silver mineralization in the project area is structurally controlled. Structures that strike N, WNW, NW, NE and E-W all host mineralization that is potentially of economic grade. While the majority of potentially economic mineralization discovered to date is hosted andesite flows and agglomerates, all rock types contain mineralization and no single rock type has been shown to be more receptive to gold and silver mineralization.

Quartz occurs in a number of forms such as banded creamy white chalcedony, clear crystalline white quartz and drusy amethyst. Work by MMA indicates that the majority of quartz deposition took place during structural event 3 while the gold-silver deposition only took place in the last two periods of deformation.

The gold-silver mineralization is seldom found in discreet fissure veins at Ocampo. The majority of host structures consist of a core of quartz breccia surrounded by varying degrees of quartz stockworks and silicification. The true thickness of the mineralization exceeds 50 m in some areas such as Plaza de Gallos and Refugio. An argillized halo is often present surrounding the silicified structures.

A second type of gold and silver bearing vein has recently been discovered in the Northeast Ocampo project area. Two of these veins have been found to date, Esperanza and Chica Rica. These veins consist of semi to massive sulfides filing fractures and as disseminations in the wall rock sulfide. Relatively minor quartz accompanies the sulfide mineralization indicating a relatively late formation.

The precious metal consists of electrum, native silver and. The base metals: sphalerite, galena and chalcopyrite occur in minor varying amounts but have no economic importance. These veins do not appear to increase in concentration at depth.

A study by MMA suggests that Cu, Pb and Zn along with gold and silver can be indicators for precious metal deposition. The same study found that depletions of Li, Ba, Na, K and Ti can also be an indication of precious metal deposition.

Argillic or clay caps may be an expression of the very tops of the precious metal depositional horizons.

The gold-silver mineralization is known to occur in this area over a vertical distance of at least 750 m. This vertical distance is not known from just one deposit. It is based on the fact that the lowest productive levels at the Santa Juliana mine were at an elevation of approximately 1,400 m and the vein outcrop at the Plaza de Gallos, the highest point, is at an elevation of approximately 2,150 m.

10.0 Exploration

GLR's exploration activities have been detailed in numerous reports by reputable mining consulting firms and Qualified Persons as defined by NR43-101. The following has been taken from the most recent NR43-101 dated March 31, 2004 by Glenn Clark and up dated to reflect subsequent exploration activities.

GLR has been actively exploring the Ocampo area properties since 1999. Exploration activities have consisted geological mapping, sampling both on surface and underground, diamond drilling and RC drilling from surface, diamond drilling from underground and test mining

A number of studies have been done off site. These include mineralogy, metallurgy, slope-stability, and preliminary economic evaluations.

In 1999, the initial exploration was in the Northeast area. Geological mapping, sampling, and test mining was carried out at the old Brenda mine. In addition, 50 diamond drill holes were completed in the Northeast area.

In 2000, detailed surface geological mapping, trenching and road building were carried out. An extensive drilling program was undertaken with a total of 180 RC and core holes completed.

GLR expanded their holdings in 2000.

During 2000 and 2001, a program of underground mapping and sampling in accessible workings was carried out. An exploration drift was driven at this time into the Northeast area to provide greater drilling access.

In 2002 a portion of the property referred to as the PGR trend (Plaza de Gallos-Refugio) was placed under a Joint venture agreement and the partner, Bolnisi, was named the operator. Bolnisi carried out further drilling, metallurgical testing and process design work and completed a feasibility study on open pit mining in the PGR area.

GLR continued to explore the Northeast area with diamond drilling in 2002, 2003 and 2004. In 2003, a ramp to access the Aventurero and associated veins was started. This program of underground development and drilling has continued during 2004.

11.0 Drilling

Since 1997, this large project area has been the subject of a number of drilling campaigns by GLR and other operators. GLR has maintained the results of all the drilling completed since 1997. The following table shows the number of holes that have been drilled for each of the companies until the June 4, 2004. The holes total more than 92,000 m in length.

Table 8 - Drilling by Company

Company	Number of Holes	Meters Drilled
Gammon Lake Resources	481	90,400
Mogul Mining NL	59	5,900
Augusta Resource Corp	11	1,600
Bolnisi Gold NL	165	18,000
Total	**716**	**115,900**

The drilling has been done using reverse circulation (RC) sample collection or by diamond core drilling.

Reliable operators have been used and from all accounts, the drilling has been of good quality throughout this active period.

The drilling on the PGR trend has been mainly by reverse circulation.

In the Northeast area the drilling has been predominantly by diamond core drilling. The first 20 holes of the 2002 drilling program were collared using RC methods and completed through the mineralized zone by core drilling. All holes drilled since 2002 in the Northeast Ocampo project area have been diamond core holes.

Underground drilling in 2000 and 2001 was done from drill stations prepared in old workings. Drilling from the new ramp commenced in 2003 and has focused primarily on the Aventurero, San Juan and Esperanza veins.

At present, there are 6 surface drills, 2 underground drills and one RC drill rig working on the property.

12.0 Sampling Method and Approach

Sampling procedures have been consistent through out the various programs conducted in Ocampo. The following is taken from the 2004 Clark report and the 2004 PAH report on Sampling Protocol recommendations.

12.1 Surface Samples

The surface samples were mostly in the form of channel chip samples that were collected by GLR employees or its predecessors. The samples were generally 3 m in length. The sample lines were surveyed by tape and compass methods and tied to the local grid using appropriate points of control.

12.2 Underground Samples

During the 1999, 2000 and 2001 exploration programs underground samples in old workings were collected using chip samples across channels. When necessary due to groundwater scaling, the face was cleaned prior to taking the sample. When the drift was in the vein, back samples were taken, usually with a single sample across the back. When the exposure was in a cross cut, a wall was sampled.

Underground sampling in the new exploration and development ramp in the Northeast Ocampo project has been conducted according to a sampling protocol developed by PAH in a report dated January 30, 2004. Exploration/development channel samples are taken across the mineralized structures at 1.5 to 3 meter spacing along exploration drifts and sills on the vein structures. This entails taking several samples respecting geologic boundaries along a channel placed across the face, back or rib of the workings. In addition, GLR often takes a production channel sample across the entire mining face horizontally from left rib to right rib.

Exploration/development channels are treated as if they were drill holes and stored in the project database. To accomplish this task, each channel is stored with a channel identifier (ID), along with the location northing, easting and elevation mine coordinates.

12.3 Surface Ore Stockpile Samples

Currently, GLR is placing mineral and waste material from the exploration/development ramp by the portal where it is loaded to 13-tonne mine trucks and hauled to the waste dump or ore stockpile areas. Separate ore stockpiles are kept for each vein. Samples from the "ore" stockpiles are taken after unloading and then the piles are flattened to create a "bench". "GLR is going through great effort to map the location of piles relative to the mine location(s) where the pile came from." (PAH, 2004)

12.4 RC Samples

Sampling procedures for the RC drilling have been constant through out the various drilling programs. The samples were continuously collected in a cyclone. At the end of each sample run (5 feet or 1.5 m depending on the origin of the pipe) the sample was discharged through a Gilson Riffle. One half of the first split was split again to form a sample for assaying and a duplicate sample. In zones of poor recovery only one split was made. If the sample was wet due to injection or water inflow a rotary wet splitter was used to collect the sample in buckets before being double split through a riffle splitter. The drilling crew collected the samples. The quality of the samples was under GLR supervision. The recovery was logged using a qualitative scale of 1-3 and a notation generally made in the comments column in zones of poor recovery. An additional small sample was collected and placed in trays designed to hold RC chip samples. The chips were geologically logged on site.

12.5 Core Samples

The core was either HQ or NQ in size in the surface holes. Holes were started at the larger HQ size and reduced to NQ if necessary. Underground holes were similarly started with HQ size and reduced to NQ after 20 or 30 m during the 2001 and 2002 drill program. The longer holes drilled by a small "gofer" rig in the 2000 and 2001 program utilized the smaller BQ size to facilitate the drilling. All of the recent underground holes drilled in 2003 and 2004 were drilled using HQ or NQ sized core.

The drilling crew boxed the core and GLR employees transported it to the core shack.

In the core shack, the core was geologically logged with sample lengths indicated. When the sample lengths were determined, the core was split using an impact splitter with one half of the core being bagged and tagged for assay. The other half was returned to the core trays for storage.

The earlier BR and UGD holes used a sample length of 1 m. The surface ODH holes were sampled on 1.5 m lengths. The current drilling is sampled at 4.5 m lengths until the stockwork beside the quartz breccia/vein is reached. At that point the sample length is reduced to 1.5 m to sample the stockwork. When the quartz breccia/vein is reached the sample length is reduced to 1 m in length and it usually stays that length until the end of the hole. The length of the samples may vary due to the thickness of the vein.

13.0 Sample Preparation, Analyses and Security

13.1 Sample Preparation

The handling procedure has always been the same through out the project history. The bagged and tagged samples were turned over to Chemex personnel at the site and Chemex took them directly to their sample preparation facility. The sample rejects are stored in Chemex's facility in Hermosillo. Chemex crushed the samples and prepared 200-300 g pulp samples. Ninety percent of the pulp will pass Tyler 150 mesh (106µm). The pulps were sent to Chemex in Vancouver for analysis.

13.2 Analyses

All of the BR holes drilled by GLR in 1999 and year 2000 holes - ODH-60 to 80, including the Augusta holes and the first four Mogul holes - used a 30 g fire assay with AA finish for gold and Aqua-Regia extraction with an AA finish for silver. Assay values that exceeded 10 g Au/t or 100 g Ag/t were re-analyzed by fire assay with gravimetric finish.

All GLR holes, subsequent to drill hole ODH-80, were analyzed using a 1-assay ton sample for fire assay with a gravimetric finish for both gold and silver. Except for the first four, all of the Mogul holes utilized this same analytical method.

Chemex discovered a potential underestimation of silver values due to plugging of the AA pipette when using Aqua-Regia/AA methods. For this reason the mineralized zones from holes ODH-71 to 80 and a number of the 1999 BR holes were reanalyzed utilizing a 1-assay ton sized sample for fire assay with a gravimetric finish. This re-assaying by fire assay indicated that significant (order of magnitude) underestimating of silver had occurred in less than 5 percent of the samples that had been assayed using an Aqua-Regia/AA finish.

13.3 Security

The samples for assay are taken directly from the site to the Chemex facilities by the Chemex staff. The sample rejects are stored at Chemex's Hermosillo facility.

The RC duplicate samples from the drilling prior to the 2002-2003 program are stored in a pole barn at a fenced and secured site near Picacho. This site has a 24-hour guard that lives adjacent to the site. Starting with the 2002-2003 drilling program the RC duplicate samples are stored in a locked building at the Soyopa complex below Picacho. The drill core in the early stages of the program was kept in a locked, closed and secure building near the GLR field office at the Fomento mill just north of the Northeast drilling area. This core has been moved and the entire core is now stored in a cement block buildings at the Soyopa complex. This facility is locked and secure and a security guard lives on the site.

13.4 Bulk Density

Over approximately 330 bulk density measurements have been taken, primarily from the PGR area including waxed and unwaxed measurements. The average rock density is 2.5 g/cm.

14.0 Data Verification

Mintec has stored the entire data base provided by GLR to be used for statistical analysis and for use in developing resource models for each designated mine and vein area drilled. This data has been displayed to observe any specific obvious errors in collar and elevation locations such as hanging in mid air, or starting well below the surface where there are no openings. Also visually checked, were orientations of all drilling to ensure the correctness of the drill hole direction and length. Where there were obvious errors, the GLR geologists were conferred with, and appropriate data adjustments were made.

The approach to modeling first in section, and then in plan, gave Mintec many opportunities to question specific areas where, with no fault structures indicated, disjoint vein continuities might suggest numerical coordinate errors might exist. This potential error was encountered very infrequently, and immediately discussed and corrected, or observed and concluded by GLR geology to be correct.

Mintec concludes that the assay database used for the PGR and the Northeast mineral resource estimation is sufficiently free of error to be adequate for resource estimation.

15.0 Adjacent Properties

There are no adjacent properties with moderate to large scale historic mining activities. The GLR is unaware of any systematic modern exploration program having been conducted on any adjacent property. Peñoles' Piños Altos project, an advanced stage gold silver project is located approximately 8 km north of Ocampo.

16.0 Mineral Processing and Metallurgical Testing

16.1 Heap Leach Processing and Metallurgical Testing

Heap leach processing of ores from the proposed open pit in the PGR project area has been selected as the most economical processing method for the focus of the ongoing feasibility study. Column test have been conducted on ore grade material from the PGR project area. Tests were conducted in 2001 and 2002 with current test work underway as part of the ongoing feasibility study.

KCA 2001 test results

The following is taken from the KCA 2001 report

"Six (6) separate flooded column leach tests were conducted on the composite material from Ocampo. Results of the column leach tests were summarized in Table 9.

Table 9 - Column Leach Tests on Crushed Core Material

Description	KCA Test No.	KCA Sample No.	Calc. Head, gms Au/MT	Recov., gms Au/MT	Recov Au, %	NaCN Cons., kgs/MT	Ca(OH)2 Added, kgs/MT	Days Leach	Crush Size
Plaza de Gallos	29376	29362 B	1.17	0.76	64.9	1.32	1.00	76	-45
Plaza de Gallos	29378	29362 C	1.05	0.89	84.8	1.10	1.00	143	-9.5
Plaza de Gallos	29404	29362 D	1.13	1.01	89.3	2.84	1.02	117	-1.7(1)
Refugio	29380	29363 B	1.29	0.95	73.6	1.00	1.01	76	-45
Refugio	29382	29363 C	1.39	1.26	90.6	1.12	1.00	143	-9.5
Refugio	29406	29363 D	1.41	1.30	92.2	2.71	1.02	117	-1.7(1)

Description	KCA Test No.	KCA Sample No.	Calc. Head, gms Ag/MT	Recov., gms Ag/MT	Recov Ag, %	NaCN Cons., kgs/MT	Ca(OH)2 Added, kgs/MT	Days Leach	Crush Size
Plaza de Gallos	29376	29362 B	69.1	20.7	30.0	1.32	1.00	76	-45
Plaza de Gallos	29378	29362 C	58.3	42.2	72.3	1.10	1.00	143	-9.5
Plaza de Gallos	29404	29362 D	65.6	52.1	79.4	2.84	1.02	117	-1.7(1)
Refugio	29380	29363 B	104.3	16.5	15.9	1.00	1.01	76	-45
Refugio	29382	29363 C	105.6	56.7	53.7	1.12	1.00	143	-9.5
Refugio	29406	29363 D	111.9	81.1	72.4	2.71	1.02	117	-1.7(1)

(1) – Nominal minus 1.70 mm

The overall gold recoveries shown in Table 1-4 were calculated based upon a weighted average utilizing the calculated head grades for the individual tests. Figure 8 contains graphs of gold recovery and silver recovery versus time for the six (6) column leach tests.

Recovery results contained in the body of this report were based upon carbon assays versus the calculated head (carbon assays + tails assays). Recovery results contained in the attached appendix were based upon the daily solution assays versus the calculated head (solution assays + tailings assays).

Figure 8 - Ocampo Project

Gold Recovery versus Time



Cumulative Percent Gold Recovery
Days of Leaching
PDG, -45mm
PDG, -9.5mm
PDG, Nom. 1.70mm
Refug., -45mm
Refug., -9.5mm
Refug., Nom. 1.70mm

Figure 9 - Silver Recovery versus Time



Cumulative Percent Gold Recovery
Days of Leaching
0
10
20
30
40
50
60
70
80
90
0
20
40
60
80
100
120
140
160
PDG, -45mm
PDG, -9.5mm
PDG, Nom. 1.70mm
Refug., -45mm
Refug., -9.5mm
Refug., Nom. 1.70mm

Discussion of Results

KCA's experience indicates that well controlled flooded columns should yield similar type metal recoveries to those determined from standard percolation column tests on permeable material. Flooded columns can be utilized as an indicator of the recovery of gold and silver from heap leaching. However, for the completion of a bankable feasibility document, percolation leach tests are required if ore processing will be by standard heap leach methods.

Crushed sizes utilized for this test program were minus 45mm (nominal 37.5mm), minus 9.5mm (nominal 6.3mm) and nominal 1.70mm (approximately minus 2.00mm). Actual gold and silver recoveries varied by crush/grind size as indicated in Table 9.

Table 10 - Particle Size versus Recovery Actual Test Results

P_{80} Size, mm (1)	% Au Recovery	% Ag Recovery	% Au Recovery	% Ag Recovery	Average % Au Recovery	Average % Ag Recovery
37.5	65	30	74	16	70	23
6.3	85	72	91	54	88	63
1.70	89	79	92	72	91	76
0.15	96	92	88	88	92	90
Description	Plaza de Gallos	Plaza de Gallos	Refugio	Refugio		

(1) – Approximate P_{80} crushed size

Theoretical gold and silver recoveries at varying sizes of crushing can be calculated utilizing the data generated from assays completed on screened size fractions from head and tailings screen analyses. The theoretically calculated data (average metal recovery) and the actual metal recovery obtained from the tests (average metal recovery) were plotted in Figure 10.

Figure 10 - Particle Size versus Recovery



100
90
80
70
60
50
40
30
20
10
0
Theoretical % Metal Recovery
100000
10000
1000
100
Size, microns
Theoretical, %Au Recovery
Theoretical, %Ag Recovery
Actual, %Au
Actual, %Ag

Figure 1-2 indicates that gold recovery does not increase substantially (less than 3%) by crushing from 9.5mm down to 2mm (obviously, a larger overall gold recovery could be achieved by grinding the material finer than 2mm). Silver recovery can be greatly enhanced (greater than 10% increase in expected silver recovery) by crushing from 9.5mm to a nominal crush size of 1.70mm. We would suggest that future testwork should be completed at P_{80} crush sizes of 4.75mm (minus 6.3mm) and 1.70mm (minus 3.35mm).

When an outside party submits samples, KCA can estimate gold recovery for an orebody based upon the assumption that the ore to be mined will be similar to the samples tested. For feasibility study purposes, KCA normally discounts laboratory gold and silver recoveries by three to five percent when estimating field recoveries. For the Ocampo testwork we would suggest that a discount factor of three percent be utilized to account for variations in production geology and operating discontinuities. The discounted recovery values are presented in Table 11.

Table 11 - Discounted Recoveries

P_{80} Size, mm (1)	Anticipated % Au Recovery	Anticipated % Ag Recovery
37.5	67	20
6.3	85	60
1.70	88	74

(1) – Approximate P80 crushed size

Based upon KCA's experience with mostly clean non-reactive ores, cyanide consumption in production heaps would be only 25 to 33 percent of the laboratory column test consumptions. For ores containing high amounts of leachable copper, higher factors would be utilized.

The material tested in this program appeared to be a clean, non-reactive material. Therefore, KCA would suggest that for calculating sodium cyanide consumption that a factor equivalent to 25% be utilized.

Lime additions in production heaps should be similar to that which is determined in the column tests. Hydrated lime utilized by KCA is regularly assayed for CaO content. The calcium oxide content of KCA's hydrated lime averages 75%.

The calculated chemical consumptions for production heaps are presented in Table 12.

Table 12 - Adjusted Chemical Consumptions for Production Heaps

P_{80} Size, mm (1)	Chemical Consumption, kg NaCN/MT	Chemical Addition, kg $Ca(OH)_2$/MT
37.5	0.29	1.00
6.3	0.28	1.00
1.70	0.69	1.02

(1) – Approximate P80 crushed size

KCA 2002 Test Work

The following is taken from the KCA 2002 report

KCA completed a series of eight separate cyanide column leach tests on four separate samples from the Ocampo Project. Column tests were completed at two separate crushed sizes for each sample: 80% passing 4.75mm and 80% passing 1.70mm. These column leach tests were intended to indicate the gold and silver recoveries obtainable by heap leaching. The leach period for the columns varied from 128 days to 141 days. After day 120 (approximate day) of the leach period the columns were actively leached for only two days per week. Prior to day 120, leach solution was applied continuously each weekday.

A summary of the column leach test results is presented in Table 13 and 14.

Table 13 – Leach Test Results

KCA Sample No.	KCA Test No.	Ocampo Description	Avg. Head Assay, gms Au/MT	Calculated Head, gms Au/MT	Extracted, gms Au/MT	Avg. Tails, gms Au/MT	Extracted, % Au	P_{80} Crush Size, mm	Days of Leach	Addition Cement, kg/MT	Consumption NaCN, kg/MT	Addition $Ca(OH)_2$, kg/MT
29901 B	29910	Refugio Pit	1.66	1.66	1.49	0.17	90%	4.75	141	5	1.87	2.08
29901 C	29913	Refugio Pit	1.66	1.82	1.75	0.07	96%	1.7	141	6	1.95	2.08
29903 B	29916	Conico Bulk	2.83	2.75	2.62	0.13	95%	4.75	140	5	2.72	2.11
29903 C	29919	Conico Bulk	2.83	2.93	2.87	0.06	98%	1.7	140	6	2.31	2.11
29904 B	29922	Picacho Bulk	3.04	3.03	2.82	0.21	93%	4.75	140	2	2.02	1.08
29904 C	29925	Picacho Bulk	3.04	3.17	3.06	0.11	97%	1.7	140	4	1.72	1.08
29907 B	29928	Alvarez Composite	1.53	1.56	1.43	0.13	92%	4.75	128	0	1.47	1.08
29907 C	29931	Alvarez Composite	1.53	1.28	1.19	0.09	93%	1.7	128	2	2.05	0.07

KCA Sample No.	KCA Test No.	Ocampo Description	Avg. Head Assay, gms Ag/MT	Calculated Head, gms Ag/MT	Extracted, gms Ag/MT	Avg. Tails, gms Ag/MT	Extracted, % Ag	P_{80} Crush Size, mm	Days of Leach	Addition Cement, kg/MT	Consumption NaCN, kg/MT	Addition $Ca(OH)_2$, kg/MT
29901 B	29910	Refugio Pit	92.1	92.6	68.8	23.8	74%	4.75	141	5	1.87	2.08
29901 C	29913	Refugio Pit	92.1	102.5	85.7	16.8	84%	1.7	141	6	1.95	2.08
29903 B	29916	Conico Bulk	117.1	118.2	82.7	35.5	70%	4.75	140	5	2.72	2.11
29903 C	29919	Conico Bulk	117.1	117.3	93.9	23.4	80%	1.7	140	6	2.31	2.11
29904 B	29922	Picacho Bulk	92.9	95.4	35.4	60.0	37%	4.75	140	2	2.02	1.08
29904 C	29925	Picacho Bulk	92.9	95.0	49.8	45.2	52%	1.7	140	4	1.72	1.08
29907 B	29928	Alvarez Composite	94.8	91.1	62.8	28.3	69%	4.75	128	0	1.47	1.08
29907 C	29931	Alvarez Composite	94.8	94.0	75.4	18.6	80%	1.7	128	2	2.05	0.07

When an outside party submits samples, KCA can estimate gold recovery for an ore-body based upon the assumption that the ore to be mined will be similar to the samples tested. For feasibility study purposes, KCA normally discounts laboratory gold recoveries by three to five percent when estimating field recoveries. This assumes a well-managed heap leach operation, and if agglomeration is required, it is assumed that this process is completed correctly. Based upon the conditions maintained in this program, gold recoveries for production heaps should be 93% if the material is crushed to 80% passing 1.70mm or 89% if the material is crushed to 80% passing 4.75mm. Silver recoveries in production heaps should range above 69% for material crushed to 80% minus 1.70mm.

Based upon an examination of the data available, finer crushing of the bulk material would result in an improvement in overall silver recovery. An analysis of the head and tailings size fraction assays can be utilized to examine the benefit of crushing to a top size of less than the size used for the specific leach test. A comparison of screen data can generally be utilized to show recovery trends and if possible these trends should be confirmed by actual test data.

Based upon KCA's experience with mostly clean non-reactive ores, cyanide consumption in production heaps would be only 25 to 33 percent of the laboratory column test consumptions. For ores containing high amounts of leachable copper, higher factors would be utilized.

The material tested in this program appeared to be a clean, non-reactive material. Therefore, KCA would suggest that for calculating sodium cyanide consumption that a factor equivalent to 25% be utilized.

16.2 Conventional Milling with Merill-Crowe Recovery, Bottle Roll Test Work

Conventional milling has been chosen as the preferred method of processing the high grade mineralization hosted in the veins of the Northeast Ocampo project. Due to the high silver gold ratio the precious metals will be recovered using the Meril-Crowe process. While KCA is currently conducting additional test work the following table contains the results of the bottle roll tests completed to date in terms of gold and silver recoveries respectively.

Table 14 – Leach Test Results

Hole No.	Vein	Oxidation Type	Weighted Avg., gms/Au MT	Average Head, gms/Au MT	Calculated Head, gms/Au MT	Extracted, gms/Au MT	Average Tails, gms/Au MT	Extracted, % Au	Tailings % Passing 0.075mm	Days of Leach	Consumption NaCN, kg/MT	Addition $Ca(OH)_2$, kg/MT
OG-39	Aventurero	Oxide	4.96	4.70	4.02	3.96	0.06	99%	90.3	6	2.10	1.00
OGDH-17	Aventurero	Oxide	6.39	5.95	5.74	5.71	0.03	99%	83.4	4	0.56	1.00
OG-82	Aventurero	Mixed	15.79	15.05	11.59	11.51	0.08	99%	85.6	4	0.97	1.00
OG-36	Aventurero	Mixed	3.91	3.60	3.46	3.40	0.06	98%	82.4	4	0.71	1.00
OG-85	Aventurero	Mixed	5.01	5.33	4.51	4.40	0.11	98%	83.4	4	1.96	0.50
OG-55	Aventurero	Sulfide	6.27	5.42	4.99	4.54	0.45	91%	88.7	4	1.70	0.50
OU-9	Aventurero	Oxide?	11.33	10.35	10.17	9.97	0.21	98%	82.9	4	1.48	1.00
OGDH-13	Aventurero	Mixed	18.76	14.35	15.45	15.34	0.11	99%	86.3	4	2.26	0.50
OG-80	Aventurero	Mixed	4.23	2.90	2.93	2.89	0.03	99%	83.3	4	1.32	1.00
OG-84	Aventurero	Sulfide	7.20	6.62	5.50	5.21	0.29	95%	87.2	4	1.85	1.00
OG-99	Aventurero	Mixed	9.48	9.69	7.94	7.77	0.17	98%	91.4	6	2.67	0.50
OG-95	Las Animas	Sulfide-Mixed	7.87	8.64	6.76	6.48	0.27	96%	84.6	4	2.19	0.50
OG-55	Las Animas	Oxide	5.13	4.68	4.32	4.17	0.15	96%	86.6	4	2.14	1.00
OG-88	Las Animas	Oxide-Mixed	6.35	6.67	5.77	5.74	0.03	99%	82.9	6	1.80	1.00
OG-89	Las Animas	Sulfide-Mixed	6.54	7.42	5.81	5.72	0.09	98%	85.8	4	1.58	0.50
OG-48	Las Animas	Mixed	8.34	3.96	3.35	3.29	0.06	98%	88.6	4	1.46	1.00
OG-48	Rosario	Mixed	27.01	26.23	23.59	23.25	0.34	99%	90.2	6	2.41	0.50
OG-35	Rosario	Mixed	10.64	14.14	11.26	11.04	0.22	98%	82.4	6	3.37	0.50
OG-63	Rosario	Sulfide-Mixed	3.58	3.50	3.28	3.22	0.06	98%	83.3	6	1.95	0.50
OU-8	San Juan	Sulfide	3.17	3.64	2.95	2.91	0.03	99%	81.4	4	1.88	0.50
OU-22	San Juan	Sulfide?	13.95	14.57	12.05	11.83	0.22	98%	82.4	6	1.87	1.00
OGDH-17	Maria	Sulfide	5.58	6.32	5.66	5.26	0.39	93%	81.8	4	1.47	1.00
		O'all	8.70	8.35	7.32	7.16	0.16	98%	85.22		1.80	0.77
		Oxide	6.95	6.42	6.06	5.95	0.11	98%	85.80		1.57	1.00
		Mixed	11.46	10.58	9.34	9.21	0.13	98%	85.96		1.90	0.72
		Sulfide	7.23	7.31	6.23	5.95	0.28	95%	84.30		1.75	0.80
		Sulfide-Mixed	6.00	6.52	5.28	5.14	0.14	97%	84.57		1.91	0.50
		Oxide-Mixed	6.35	6.67	5.77	5.74	0.03	99%	82.90		1.80	1.00

Table 14 – Leach Test Results

Hole No.	Vein	Intervals From, m.	Oxidation Type	Weighted Avg., gms/Ag MT	Average Head, gms/Ag MT	Calculated Head, gms/Ag MT	Extracted, gms/Ag MT	Average Tails, gms/Ag MT	Extracted, % Ag	Tailings % Passing 0.075mm	Days of Leach	Consumption NaCN, kg/MT	Addition $Ca(OH)_2$, kg/MT
OG-39	Aventurero	112.5 - 117.0	Oxide	769.0	798.7	798.2	674.6	123.6	85%	90.3	6	2.10	1.00
OGDH-17	Aventurero	89.0 - 90.0	Oxide	61.0	54.5	59.1	41.3	17.8	70%	83.4	4	0.56	1.00
OG-82	Aventurero	174.0 - 177.0	Mixed	367.0	369.1	383.3	357.1	26.2	93%	85.6	4	0.97	1.00
OG-36	Aventurero	201.0 - 207.0	Mixed	139.0	122.4	145.6	136.5	9.1	94%	82.4	4	0.71	1.00
OG-85	Aventurero	168.0 - 175.5	Mixed	218.0	230.6	230.6	226.8	3.8	98%	83.4	4	1.96	0.50
OG-55	Aventurero	238.5 - 244.5	Sulfide	227.0	194.8	208.4	201.2	7.2	97%	88.7	4	1.70	0.50
OU-9	Aventurero	159.0 - 161.25	Oxide?	229.0	224.3	233.3	202.1	31.2	87%	82.9	4	1.48	1.00
OGDH-13	Aventurero	157.0 - 159.0	Mixed	552.0	489.8	484.1	458.9	25.2	95%	86.3	4	2.26	0.50
OG-80	Aventurero	154.5 - 163.5	Mixed	99.0	92.2	93.8	62.8	31.0	67%	83.3	4	1.32	1.00
OG-84	Aventurero	204.0 - 205.5	Sulfide	196.0	186.0	187.1	167.4	19.7	89%	87.2	4	1.85	1.00
OG-99	Aventurero	264.0 - 267.0	Mixed	900.0	790.6	785.5	733.2	52.3	93%	91.4	6	2.67	0.50
OG-95	Las Animas	106.5 - 125.0	Sulfide-Mixed	357.0	387.9	356.8	330.7	26.1	93%	84.6	4	2.19	0.50
OG-55	Las Animas	52.5 - 63.0	Oxide	513.0	591.3	505.3	470.3	35.0	93%	86.6	4	2.14	1.00
OG-88	Las Animas	57.0 - 60.0	Oxide-Mixed	848.0	958.8	841.1	742.6	98.6	88%	82.9	6	1.80	1.00
OG-89	Las Animas	52.5 - 64.5	Sulfide-Mixed	171.0	207.9	165.8	161.9	3.9	98%	85.8	4	1.58	0.50
OG-48	Las Animas	51.0 - 63.0	Mixed	312.0	78.7	89.7	86.2	3.4	96%	88.6	4	1.46	1.00
OG-48	Rosario	81.0 - 88.5	Mixed	806.0	846.3	860.2	780.6	79.5	91%	90.2	6	2.41	0.50
OG-35	Rosario	120.0 - 124.5	Mixed	824.0	952.3	907.4	864.0	43.4	95%	82.4	6	3.37	0.50
OG-63	Rosario	120.0 - 160.5	Sulfide-Mixed	331.0	420.8	332.7	328.9	3.8	99%	83.3	6	1.95	0.50
OU-8	San Juan	175.0 - 194.0	Sulfide	133.0	223.4	135.3	131.0	4.3	97%	81.4	4	1.88	0.50
OU-22	San Juan	52.0 - 67.0	Sulfide?	529.0	538.8	463.6	529.2	65.7	88%	82.4	6	1.87	1.00
OGDH-17	Maria	145.0 - 149.0	Sulfide	60.0	70.4	66.3	55.3	11.0	83%	81.8	4	1.47	1.00
			O'all	392.8	401.3	378.8	351.9	32.8	90%	85.2		1.80	0.77
			Oxide	393.0	417.2	399.0	347.1	51.9	84%	85.8		1.57	1.00
			Mixed	468.6	441.3	442.2	411.8	30.4	91%	86.0		1.90	0.72
			Sulfide	229.0	242.7	212.1	216.8	21.6	91%	84.3		1.75	0.80
			Sulfide-Mixed	286.3	338.9	285.1	273.8	11.3	97%	84.6		1.91	0.50
			Oxide-Mixed	848.0	958.8	841.1	742.6	98.6	88%	82.9		1.80	1.00

Additional studies currently underway as part of the feasibility include additional column and bottle roll tests, and crushing, grinding and process optimization studies.

17.0 Mineral Resource And Mineral Reserve Estimates

17.1 General

The mineral resource and mineral reserve estimates for the Ocampo project were calculated under the direction of John Thornton of Mintec, Inc. The estimates were made from 3-dimentional block models utilizing commercial mine planning software developed by Mintec, Inc. called **MineSight®**. Mintec and GLR developed the original resource model of the PGR trend deposits and separately the Northeast deposit for the completion of the 2004 feasibility study with Kappes, Cassiday and Associates.

The project limits are based on a local mine grid of 17,500 to 21200 Easting, and 9600 to 11,200 Northing. This area represents a 5.92 square kilometer area. The elevation bounds are 1,300 meters by 2,200 meters. The block cell size measures 10 meters east by 4 meters north by 3 meters high. The ore block size was chosen to minimize dilution of the dipping ore zones, and for tight geological control for the high-grade veins.

17.2 Geographical Area Model Division

Gold and silver mineralization is largely structurally controlled. Based on the large base of drill hole information and geological mapping, the deposit has been subdivided into a number of areas based on historical mining names, or new geographical areas or domains, each containing predominant structures of differing orientation. The naming convention for these areas has previously been summarized, but major domains for resource reporting is as shown below:

1. Most easterly deposit La Estrella on the PGR Trend including Conico
2. Refugio
3. Plaza de Gallos
4. Picacho
5. Northeast Zone

There have been a total of 627 drill holes, trenches and underground channel samples comprising a total of 24,057 meters of exploration information completed within the PGR Trend area that have been loaded into the Mintec data base.

A number of these holes were drilled outside of the productive deposit areas for geo-technical purposes or for condemnation drilling and were not used to define ore zones. Mintec filtered the data to be used for grade extension by assigning an ore code for low-grade equivalent gold (less than 0.50 g/t), mid-grade equivalent gold (greater than 0.50 g/t but less than 3.0 g/t), void or barren areas, and high-grade equivalent gold (greater than 3.0 g/t) to identify drill holes and their interval ranges which contributed to the

development of ore zones. Identified continuous mineralized zones have been drilled on 50-60 meter grids, with many infill section spacing done on 25-meter grids. There were a total of 64 sections used to describe resource areas area whose combined strike length spans 2,500 meters. The 3g/t high-grade resource vein sets were designed using a total of 60 interpreted sections.

17.3 Data Analysis

17.3.1 General

The geostatistical analysis of Ocampo deposit included the statistical analysis of assays and composite grade items, the correlation analysis of the composites and the spatial continuity analysis of the mineralization using the variograms.

The current Ocampo deposit database contains a total of 1434 records of drill holes of various lengths and orientations, including the trenches and underground samples. The majority of the holes are drilled at dips between 30 to 75 degrees. They are oriented towards the trend plane of the deposit that has a strike of about N120E. The holes were typically drilled on sections that are 25-50m apart depending on the location. The depths of the holes are mostly within 100-250m range.

The total drilling is over 62,500m with about 33,000 assays, including the un-assayed intervals. The assayed intervals for gold and silver consist about 80% of the total assays. However, in some cases they were not always assayed in the same interval. The nominal assay interval length is 1.5m although there are some at 3m. Therefore, the average assay interval length is 1.898m.

There are areas in the deposit that are identified by a specific name. Only four areas in this deposit were included in the study. These are:

1. Conico
2. Plaza de Gallos
3. Refugio
4. Picacho

Assays in these areas were given an AREA code of 1-4. About 15% of the assays are outside these areas and therefore do not have codes. The mineralization intensity codes were based on gold and silver grade polygons interpreted on benches. These polygons became the basis of the solids representing the three grade mineralization categories as follows:

1. Low-grade
2. Medium-grade
3. Internal waste
4. High-grade

Assays within these solids were given a ZONE code of 1-4. Only about 31% of the assays in the studied areas were assigned codes. The assays outside the solids therefore were not coded, and are considered waste.

17.3.2 Assay Data Statistics and Log-probability Plots

Statistical analyses of assay data were performed for gold (AU) and for silver (AG). General statistics—total length, number of samples, mean value, standard deviation, maximum value, and coefficient of variation— were calculated for reference. However, these statistics were limited to those assays with assigned ZONE and AREA codes. Tables 13 and 14 give the summary statistics for the original AU and AG of assays in the database at different cutoff grades using all areas and all zones but excluding internal waste.

Detailed statistical analyses were done by ZONE and AREA to look at the histogram and the cumulative frequency curves for gold and silver. These statistics were used to define the outlier cutoff grades for the assays. Based on these statistics, it was also decided to study the AREA 1-3 assays together. Figures 17.1 and 17.2 give the log-probability plots showing the cumulative frequency curves for gold in these areas within ZONE 1 and 4, respectively. ZONE code 3, internal waste, was not studied. ZONE code 2 occurred only in AREA 4.

17.3.3 Evaluation of Outlier Grades

Mintec identified outlier grades for AU and AG by using observed breaks in trends defined in the cumulative distribution for these metals (Figures 11 and 12). Table 15 gives the outlier grades determined for AU and AG of assays by ZONE and AREA. The original assay values were cut down to the maximum values indicated in this table. There were 17 AU and 15 AG assays that were cut down. The cut assays were stored into AUCUT and AGCUT items in the database. The cutting reduced the average grade of AU and AG by about 2%.

For restriction of high-grade outlier values during the interpolation, the outlier cutoffs for the AU and AG composite grades were also established. These outlier cutoffs were 20gr for AU and 600 gr for AG. The influence of the composites higher than these values was limited to 25m.

17.3.4 Gold-Silver Grade Correlations

The AU and AG assay grades do not correlate well in ZONE 1 for AREA 1-3. However, they do correlate much better in ZONE 4. The coefficients of correlations obtained from the least square linear regressions in AREA 1-3 are around 0.40 and 0.76 for ZONE 1 and 4, respectively. Figures 13 and 14 show scatter plots of AU versus AG assays in these zones.

17.3.5 Composite Data Statistics

Both the original assays (AU and AG) and the cut assays (AUCUT and AGCUT) in each drill hole were composited into 3m fixed lengths for equal support. These 3-m composites were used for the variogram analysis and in the interpolation of block grades of the 3-D mine model.

Each composite interval in the database was also assigned a ZONE and an AREA code based on the majority length. Tables 16 and 17 give the summary statistics by ZONE for the 3-m AU and AG composites, respectively.

Figures 15 and 16 show the statistics and histogram plots of the original AU and AG composites in ZONE 4. The first class interval in both AU and AG histograms indicate that there is still considerable internal waste in this high-grade zone. Therefore, one can expect some smoothing and dilution in the block grades when the grade interpolation is performed.

17.3.6 Variography

Variogram analyses using the 3-m composites were done for AU and AG items. ZONE 1, 2 and 4 composites were used to determine the spatial continuity of the mineralization. Low and outlier high-grade cutoffs were applied to AU and AG to have representative data for the variogram analysis. The type of variogram used in all calculations was the correlogram. A correlogram has a normalized sill value of 1.0 as opposed to a normal variogram that generally has a sill value equal to the variance of the composite data used. The advantage of the correlogram is its ability to deal with the variability of the data better than the normal variograms. Thus it is more likely to capture the underlying spatial continuity of the mineralization.

A rotation was applied to the composite data to be able to compute the variograms on the trend plane. The approximate rotation angles used for the trend plane were N120E azimuth with a 60 dip to SW. Directional variograms were calculated on this trend plane at 45° increments of 0, 45, 90 and 135 degrees using a ±22.5° tolerance angle on the plane, ±15° tolerance angle vertical to the plane. Since the variogram on the same plane in any given direction is the same as the variogram in opposite direction, these angles cover the entire 360° circumference of the trend plane.

The directional variograms essentially exhibit the continuity of the mineralization at different directions in a mathematical form. A visual display of this continuity was accomplished by generating variogram contours from these directional variograms. The contours represent iso-variogram values on a particular plane. The outermost contour line is usually the 1.0 contour where the variogram reaches the normalized variance line or the expected sill. Theoretically, it means that samples are not correlated once the distance between them exceeds the distance to this contour line in a given direction.

If the mineralization is isotropic, the variogram contours will be more or less circular. If there is anisotropy or the mineralization is more continuous in one direction than another, the variogram contours will be more elliptical. The azimuth of the major axis of the ellipsoid provides us the trend direction. The ratio of the major to minor axis provides the anisotropy ratio.

Figures 17 and 18 show the variogram contours generated based on the directional variograms in ZONE 1, 2 and 4 for AU and AG, respectively. The grid spacing on these plots is 50m. An ellipse with a major axis 120m and minor axis 100m has been overlaid on the contours in each plot to indicate the general direction of continuity. The major or the long axis of the ellipse for both AU and AG is N-S on the rotated trend plane. So, it corresponds to the strike direction or the N120E azimuth angle. The minor or the short axis of the ellipse is thus E-W on the rotated trend plane. So, it corresponds to the dip direction.

Down-hole variograms were calculated to determine the spatial continuity of grades vertical to the trend plane. These variograms were also helpful in determining the nugget effect parameter.

The modeling of the variograms was based on the average variogram on the trend plane and the down-hole variograms. Spherical nested models were used to model these variograms. The anisotropy ratios in strike and dip direction of the variograms were derived from the variogram contours.

Based on these variograms, the primary mineralization structure ranges in the strike direction are 30 and 38 m for AU and AG, respectively. The secondary structure continuity in the strike direction goes to 120 m for both AU and AG. However, the correlations between the samples are less in this range.

In the dip direction, the primary mineralization structure ranges for AU and AG are within 25-32 m. The secondary structure continuity in the dip direction extends to 100 m for both AU and AG with decreasing correlations between the samples.

The down-hole variograms display a shorter range as expected. They were calculated vertical to the strike/dip plane using 6-m lags. The primary structure ranges for AU and AG are about 8 m. The secondary structure ranges are around 25 m. These secondary ranges have lower correlations between samples. Figures 19 and 20 show the plots of the variograms on and across the trend plane and the spherical model fit for AU and AG, respectively. Table 18 summarizes the variogram model parameters for both AU and AG.

The nuggets of the variograms were determined mainly from the down-hole variograms. The indicated nuggets for AU and AG varied between 25 to 35% sill value of the variograms. These values are high but not unexpected for this type of deposit. However, there is always the possibility that the nugget values will get magnified because of the errors in sampling and assaying. Therefore, the in-situ variability at zero distance is

sometimes better than what the variogram nugget indicates. Furthermore, the variograms were computed using combined ZONE 1, 2 and 4 codes. In interpolation of blocks, a geologic matching procedure will be used to ensure the exact matching of the same composite codes with the blocks. This will reduce the variability of the samples used in the block interpolation.

17.3.7 Cross Validation

The variogram parameters were tested and refined using cross validation methodology on the composite data. With cross validation, one estimates a known data point using a candidate variogram model and point kriging (or any other interpolation method), pretending that this data point is not known. In other words, only the surrounding data points are used to interpolate this data point, while leaving the data point out.

Once the estimated grade is calculated, one can determine the error between the estimated value and the true known value for this data point. The procedure is repeated for all known data points in the project area, to compute the error statistics such as the mean error, variance of errors and the average kriging variance for specified model parameters. For comparison, the overall process is repeated using different variogram or search parameters or models to check the goodness of these parameters.

A cross validation analysis was performed for both AU and AG to validate the interpolation parameters for ZONE 1, 2 and 4. A few parameters were modified and the cross validation was repeated to see the sensitivity of the parameter changes on the results. One of these parameters changed was the nugget effect. They were lowered to 15-20% range from 25-35% range. This improved the cross validation results by only 2-3%. However, the effect of using lower nugget values in AG and AU block kriging interpolation should be to give more emphasis to the composites that are closer to the block interpolated. This should have a reducing effect on the smoothing of kriged values.

17.3.8 Interpolation Parameters

The variogram analysis and the study of drill hole grade distribution indicate that there is a trend plane with an approximate strike angle of N120E. This plane dips at different degrees from 30-60° southwest depending on the area and elevation. Although 60° is more prevalent dip angle, it would be better to use the corresponding strike and dip angles when interpolating the grades by zone or area.

The search ellipsoid parameters to be used in the 3-D model grade interpolation were determined after the mineralization plane and the variogram parameters were identified. For this, search ellipses were fit using the secondary ranges of the variograms on the selected trend planes for AU and AG. The strike search was kept at 80% of the secondary range. The dip search was reduced to 50% of the range because of the variations in dip angles by elevation. The search across the plane is set to the first

structure range of the variogram. Table 19 summarizes the search ellipsoid parameters for the interpolation of AU and AG. However, these parameters were customized for a particular zone or area. The areas that should be within an open pit were kept at the minimum due to the close spaced drilling. The areas significantly below the open pit area were allowed to select data from composites at considerably up dip distances to complete the grade extension. All these tonnes greater than 75 meters from any composite are termed inferred, and are thus left out of the resource summary of the PGR for the open pit area.

Table 15 - Statistics of AU assays at different cutoffs

Cutoff	Number	Length (m)	% Above	Mean	Std. Dev.	C.V.
0.0	9,423	15,332.4	100.0	0.701	2.062	2.94
0.2	4,668	7,739.5	50.5	1.320	2.765	2.09
0.4	2,844	4,755.7	31.0	1.976	3.365	1.70
0.6	2,061	3,450.3	22.5	2.541	3.801	1.49
0.8	1,630	2,716.6	17.7	3.040	4.145	1.36
1.0	1,345	2,244.3	14.6	3.492	4.429	1.27
2.0	694	1,163.2	7.6	5.438	5.471	1.01
3.0	440	729.4	4.8	7.219	6.260	0.87

Table 16 - Statistics of AG assays at different cutoffs

Cutoff	Number	Length (m)	% Above	Mean	Std. Dev.	C.V.
0	9,385	15,274.8	100.0	24.15	74.54	3.09
1	8,517	13,133.1	86.0	28.04	79.72	2.84
5	7,287	7,287.4	47.7	49.15	102.23	2.08
10	3,458	5,248.5	34.4	65.63	116.36	1.77
20	2,183	3,306.3	21.6	96.17	137.73	1.43
30	1,634	2,471.2	16.2	120.55	151.74	1.26
50	1,082	1,631.5	10.7	162.87	172.03	1.06
100	582	872.4	5.7	242.88	203.61	0.84

Table 17 - Outlier cutoff grades used for gold and silver assays by AREA and ZONE

AREA	ZONE	AU Cut (gr)	No. of AU assays cut down	AG Cut (gr)	No. of AG assays cut down
1-3	1	10.	3	150.	3
4	1	2.5	3	85.	2
4	2	5.	2	125.	2
1-3	4	30.	5	1000.	5
4	4	20.	4	800.	1

Figure 11 - Probability plot of AU assays – AREA 1-3, ZONE 1


10.00
1.000
0.1000
0.0100

Figure 12 - Probability plot of AU assays – AREA 1-3, ZONE 4


10.00
1.000
0.1000
0.0100

Figure 13 - Scatter plot of AU vs AG assays – AREA 1-3, ZONE 1


Y = 0.010 • X + 0.179
COR. COEF= 0.401
4.000
3.200
2.400
1.600
0.800
0.000
AU
0.000
80.000
160.000
240.000
320.000
400.000
AG

Figure 14 - Scatter plot of AU vs AG assays – AREA 1-3, ZONE 4


Y = 0.016 • X + 0.526
COR. COEF= 0.755
20.000
16.000
12.000
8.000
4.000
0.000
AU
0.000
300.000
600.000
900.000
1200.0
1500.0
AG

Table 18 - Statistics of 3-m AU composites by ZONE

ZONE	Length (m)	% Within	Mean	Std. Dev.	C.V.	Max
1	11,064.7	65.9	0.294	0.47	1.59	13.050
2	1,528.0	9.1	0.430	0.61	1.42	8.609
3	1,070.5	6.4	0.049	0.04	0.83	0.240
4	3,139.4	18.7	2.287	3.70	1.62	51.808
TOTAL	16,802.6	100.0	0.663	1.83	2.76	51.808

Table 19 - Statistics of 3-m AG composites by ZONE

ZONE	Length (m)	% Within	Mean	Std. Dev.	C.V.	Max
1	10,867.4	65.3	9.010	15.78	1.75	670.00
2	1,562.1	9.4	12.835	15.27	1.19	122.00
3	1,092.0	6.6	1.883	1.66	0.88	12.00
4	3,123.4	18.8	84.792	133.19	1.57	1696.60
TOTAL	16,644.8	100.0	23.122	66.30	2.87	1696.60

Figure 15 - Statistics and histogram of AU composites— ZONE = 4


3-M AU COMPOSITES - ZONE 4
No. of Data 1422
sum of weights 3139
wtd. mean 2.2872
variance 13.6487
C.V. 1.6153
minimum 0.0020
lower quartile 0.1950
median 1.2291
upper quartile 2.7690
maximum 51.8080
%Frequency
16.0
12.0
8.0
4.0
0.0
0.0
2.0
4.0
6.0
8.0
10.0
AU

Figure 16 - Statistics and histogram of AG composites— ZONE = 4


3-M AG COMPOSITES - ZONE 4
No. of Data 1411
sum of weights 3123
wtd. mean 84.7924
variance 17734.9023
C.V. 1.5706
minimum 0.0000
lower quartile 4.0000
median 34.5266
upper quartile 114.4539
maximum 1696.6000
%Frequency
25.0
20.0
15.0
10.0
5.0
0.0
0.
100.
200.
300.
400.
500.
AG

Figure 17 - Variogram contours on the trend plane in ZONE 1,2,4 – AU



Figure 18 - Variogram contours on the trend plane in ZONE 1,2,4 – AG



Figure 19 - Variograms on and across the trend plane and the spherical model fit - AU



MEAN = 0.79235
LOG MEAN= -1.26960
STD. DEV= 1.69205
LOG STDV= 1.42482
NO. = 3534
C.V.= 2.14
NUGGET= 0.35000
SILL = 0.40000
RANGE = 30.0
SILL = 0.25000
RANGE= 121.0
GAMMA (H)
DISTANCE
All variograms on and accross the trend plane

Figure 20 - Variograms on and across the trend plane and the spherical model fit - AU



MEAN = 29.05802
LOG MEAN= 2.22151
STD. DEV= 55.45144
LOG STDV= 1.52667
NO. = 3340
C.V.= 1.91
NUGGET= 0.25000
SILL = 0.30000
RANGE = 38.0
SILL = 0.45000
RANGE= 120.0
GAMMA (H)
DISTANCE
All variograms on and accross the trend plane

Table 20 - Spherical variogram model parameters for AU and AG

Variable	Nugget	Sill (1)	Sill (2)	Along Strike ~N120E		Down Dip ~60° SW		Vertical to the strike/dip	
				Range (1)	Range (2)	Range (1)	Range (2)	Range (1)	Range (2)
AU	0.35	0.40	0.25	30	120	25	100	8	25
AG	0.25	0.30	0.45	38	120	32	100	7.5	26

Table 21 - The general ellipsoid search parameters for AU and AG

Variable	Approximat e Strike	Approximate Dip	Max Search Distances (m)		
			Along Strike	Down Dip	Vertical to the strike/dip
AU	N120E	60° SW	100	50	8
AG	N120E	60° SW	100	50	8

17.4 Model Development

Two separate block models were developed to allow for interpolation purposes. They are entitled the PGR and Northeast models respectively. In both models, the Methodology was to use a 3.0 g/t equivalent gold boundary to prepare volume shapes to enclose the drilled vein structures. Such shapes were prepared to bound the high-grade mineralization. These structures contain the majority of the gold and silver to be mined.

17.4.1 Northeast Area

The Northeast Ocampo underground area comprises an aerial extent of 1.7 kilometers by 2.8 kilometers. A total of 342 drill holes and channel samples were used to define the San Juan, Aventurero, Rosario, Las Animas-San Amado and Esperanza veins which were modeled in the Mintec study.

There were a total of 1,093 assay intervals ranging from 0.2 meters to 6 meters in length to model the underground veins. Based on statistical analyses, assays were cut to 45 g/t gold and 1800 g/t silver in the San Juan and Esperanza veins, 32 g/t gold and 1200 g/t silver in the Rosario vein, 25 g/t gold and 1200 g/t silver in the Las Animas-San Amado veins and 32 g/t gold and 1600 g/t silver in the Aventurero vein.

An economic cutoff of 3 g/t gold equivalent was employed with allowances for internal waste resulting in 264 composite assay intervals calculated from the cut assay data. These composited intervals averaged 6.07 g/t gold and 246 g/t silver, or 9.85 g/t equivalent gold, and comprised a total length of 867.8 meters. These intervals were then used to define vein geometry.

The methodology employed to determine the resource volumes utilized geologic interpretation combined with a process developed by Mintec to establish basic vein surfaces using the composites. The resulting hanging wall and footwall surfaces were then horizontally sliced in four-meter elevations to. These four-meter vein boundaries were then used to define vein geometry and block model.

The grade calculations employed Inverse Distance Weighted 3 methodology. Measured category is defined as up to 25 meters from the closest composite and indicated 75 meters from the closest composite. Up to five composites were used for the block grade extensions. The vein boundaries are intersected with the block model and the percentage of the block that is above the 3 g/t cutoff is determined.

17.4.2 The PGR Trend

In the PGR trend there are a total of 1,206 meters of assay that are greater than 3.0 g/t gold equivalent. The average gold grade is 5.2 g/t and the average silver is 184 g/t. This converts to 8.03 g/t gold equivalent at the gold to silver ration of 65 parts silver equal one part gold. When composited, the number of high-grade composites found with the PGR ZONE 4 is 1,255 meters grading 7.51 g/t gold equivalent.

There are an additional 58 meters of high grade composites found within the Low and Mid-grade zones, but these are severely reduced when averaged with 11 other lower grade composites during interpolation.

Within the PGR trend, the sections for each area have been prepared as separate units within the area. These veins on section have been linked with their east and west neighbor or maximally extruded to a distance of 75 meters when they are on the outside of a specific vein, and they are closed off. These volume shapes are basically the same foot and hanging wall boundaries that were used to bound the veins in the Northeast area, except that what may be the same vein across the Conico-Refugio-Plaza de Gallos trend, is artificially broken up at the edges of each geographical area for tighter control of volume shapes.

The lower grade outlines for all areas were prepared first from section, and then sliced in plan at 3-meter intervals. These plan outlines were displayed with the associated assay information existent within 30 meters above and below that plane, and the boundary adjusted accordingly with the evident local pierce points of the economic drilling data.

The bench outlines for the low and mid-grade zones were first loaded into the block model by area. The solids produced during the development of the high-grade veins were next loaded over the low and mid-grade zones being majority wise inside of those shapes. Finally the internal waste/voids shapes were loaded into the block model to take precedence above other material. Each block received the prevalent ZONE code, and the percent of that ore zone for tonnage determination inside that block.

All composites receive a specific ZONE code so that during interpolation, only same ZONE code data within the ellipsoid used to gather the closest same ZONE code composite data for grade extension. This simply means that high-grade data may only be used in high-grade zones and low-grade data can only be used in low-grade zones. This prohibits high-grade data bleeding into low-grade zones and uplifting grade expectations, and by the same restriction insuring that adjacent low grade values do not artificially overwhelm thin grade zones and severely dilute the high-grade vein material.

17.5 Grade Estimation

The grade values for silver and gold employed Inverse Distance Weighted 3 methodology. Nearest neighbor grades (polygonal) were also calculated for validation purposes.

Measured category is defined as up to 25 meters from the closest composite and Indicated 75 meters from the closest composite. The inferred category, when appropriate to described the underground resources over a very wide area, are those tonnages where the distance to the closest composite is greater than 75 meters.

Up to five closest composites were used for the block grade extensions for the Northeast area, and up to 12 closest composites were used for the block grade extensions for the PRG trend areas.

Outlier restriction methodology was imposed to limit the effect of extremely high grades of gold and silver as discussed in previous chapters of this instrument, Gold and silver were computed individually within each area of the models. Distance to the nearest composite and number of composites used were stored for each block in the models.

The resulting calculated resource model is the summarized at the economic cutoff for the open pit areas and separately for the underground resources.

The implementation of the interpolation plan was checked for all zones within areas for all metals and found to have executed properly.

17.6 Validation

Mintec reviewed model IDW3 silver and gold values in section and plan view. The values were inspected with respect to surrounding drill hole data composites values and overall distribution. All restricted outlier cases were examined. Mintec found that the overall model grades for both the Northeast and PGR trend honored the drill hole composite data and that the resulting distribution was reasonable. The restricted outliers handled the extreme values properly.

Inspection of the model and drill hole data in plan and in sections, together with the spatial statistical work showed reasonable geologic and grade continuity within the main areas of mineralization of all deposits. It can be said that even though the geological interpretation plan has segmented the PGR trend into four areas, there is substantial evidence that especially in the roughly two kilometer strike length on which the Conico, Refugio and Plaza de Gallos deposits are found, these deposits probably represent continuation of the same vein structure. The existing grid over the PGR Trend is about a nominal 40 to 50 meters on and between sections. The area covered by these data spacing demonstrates sufficient confidence to be classified as Indicated Mineral Resource. Within the nominal 40-50 meter drill grid, additional local areas demonstrate good geologic and grade continuity where the sample spacing was about 20 to 30 meters. Blocks in these regions can be considered to demonstrate confidence to allow classification to Measured mineral resource.

17.7 Mineral Resources

Below are the resources summarized as measured and by indicated classifications by Area at a 3 g/t cutoff for the Northeast area, and at a 0.30 g/t cutoff for the Open Pit areas on the PRG trend. The description of the PGR trend as the open pit area has been provisionally confirmed as amenable to open pit exploitation using Kappes Cassidy and Associates suggested heap leach process costs, and estimated Mexican mining costs.

The inferred resource classification for the Northeast area, and deep vein potential at greater than 3.0 g/t gold equivalent on the PGR trend is summarized as a separate table below:

The new resource calculation, as illustrated in the tables below, contains **1.85**-million gold ounces and **76.7**-million silver ounces in the measured and indicated categories and a further **2.55**-million gold ounces and **127.8**-million silver ounces in the inferred category. On a gold-equivalent basis, the expanded, newly outlined resource at the Ocampo Project contains approximately 3.03-million ounces in the measured and indicated categories and 4.53-million ounces in the inferred category.

Table 22 - Ocampo Total District Mineral Resource Summary

Project Area	Deposit Type	Gold (g/t)	Silver (g/t)	eAu (g/t)	Tonnes	Ounces Gold	Ounces Silver	Ounces eAu
Northeast Area	Underground	4.80	227	8.3	4,065,000	628,000	29,662,000	1,082,000
	Surface	1.11	55	2.0	2,297,000	82,000	4,058,000	145,000
	Total Northeast Area Measured & Indicated	3.47	165	6.0	6,362,000	710,000	33,720,000	1,227,000
PGR Open-Pit Area	Open-Pit Area	1.03	37	1.6	32,192,000	1,067,000	38,698,000	1,667,000
	High-Grade below Open-Pit Area	3.15	192	6.1	691,000	70,000	4,264,000	136,000
	Total Open-Pit Area Measured & Indicated	1.07	40	1.7	32,883,000	1,137,000	42,962,000	1,803,000
Total Ocampo Measured & Indicated		1.46	61	2.4	39,245,000	1,847,000	76,682,000	3,030,000

Total Northeast Area Inferred	4.17	229	7.7	13,226,000	1,773,000	97,481,000	3,277,000
Total Open-Pit Area Inferred	3.06	119	4.9	7,930,000	779,000	30,289,000	1,251,000
Total Ocampo Inferred	3.75	188	6.7	21,156,000	2,552,000	127,770,000	4,528,000

The above was calculated using gold-equivalent cutoff grades of 3.0 g/t for Northeast underground and high-grade below open-pit area, 0.4 g/t for northeast surface, and 0.3 g/t for open-pit area. Gold-equivalent values are based on 65 grams of silver = 1 gram of gold, calculated on a gold price of US $375 and a silver price of US $5.77.

The following tables detail the resources by class and area.

Table 23 – Northeast Resources

Measured Resources Northeast Underground	Gold (g/t)	Silver (g/t)	eAu (g/t)	Tonnes	Gold Ounces	Silver Ounces	eAu Ounces
Aventurero	5.04	216	8.4	464,000	75,000	3,223,000	125,000
San Juan	6.72	355	12.2	244,000	53,000	2,785,000	96,000
Las Animas – San Amado	6.41	299	11.0	168,000	35,000	1,615,000	59,000
Rosario	4.10	243	7.8	296,000	39,000	2,313,000	74,000
Esperanza	7.78	159	10.2	39,000	10,000	199,000	13,000
Total Northeast Underground Measured	5.44	260	9.4	1,211,000	212,000	10,135,000	367,000
Indicated Resource Northeast Underground	Gold (g/t)	Silver (g/t)	eAu (g/t)	Tonnes	Gold Ounces	Silver Ounces	eAu Ounces
Aventurero	4.57	198	7.6	1,142,000	168,000	7,271,000	279,000
San Juan	5.99	374	11.7	371,000	71,000	4,462,000	140,000
Las Animas – San Amado	4.69	244	8.4	223,000	34,000	1,750,000	60,000
Esperanza	5.71	132	7.7	50,000	9,000	212,000	12,000
Rosario	4.17	236	7.8	588,000	79,000	4,462,000	147,000
Maria *	3.83	64	4.8	360,000	44,000	741,000	56,000
La Cruz *	2.86	163	5.4	120,000	11,000	629,000	21,000
Total Northeast Underground Indicated	4.53	213	7.8	2,854,000	416,000	19,527,000	715,000
Total Northeast Underground Measured & Indicated 3 g/t Cutoff	4.80	227	8.3	4,065,000	628,000	29,662,000	1,082,000
Northeast Ocampo Surface Resource at 0.4 g/t eAu Cutoff (Previously Released) *							
Brenda Surface Measured	1.37	103	3.0	190,000	8,000	629,000	18,000
Surface Measured	1.37	103	2.95	190,000	8,000	629,000	18,000
Brenda Surface Indicated	1.17	52	2.0	1,519,000	57,000	2,540,000	96,000
San Juan Indicated	0.90	47	1.6	588,000	17,000	889,000	31,000
Total Surface Indicated	1.09	51	1.9	2,107,000	74,000	3,429,000	127,000
Total Northeast Surface Measured & Indicated	1.11	55	2.0	2,297,000	82,000	4,058,000	145,000
Total Northeast Ocampo Project Measured & Indicated Resources	3.47	165	6.0	6,362,000	710,000	33,720,000	1,227,000

* from previous studies

Table 24 – PGR Area Resources

PGR Open Pit Resources 0.3 g/t cutoff	Tonnes (millions)	Gold (g/t)	Silver (g/t)	eAu (g/t)	Gold Ounces	Silver Ounces	eAu Ounces
Measured	17,645,000	1.08	41	1.7	613,000	23,262,000	965,000
Indicated	14,547,000	0.97	33	1.5	454,000	15,436,000	702,000
Measured & Indicated	32,192,000	1.03	37	1.6	1,067,000	38,698,000	1,667,000
High Grade Below Open Pit Resources 3.0 g/t cutoff	Tonnes (millions)	Gold (g/t)	Silver (g/t)	eAu (g/t)	Gold Ounces	Silver Ounces	eAu Ounces
Measured	63,000	3.69	251	7.5	7,000	508,000	15,000
Indicated	628,000	3.13	186	6.0	63,000	3,756,000	121,000
Measured & Indicated	691,000	3.15	192	6.1	70,000	4,264,000	136,000

Table 25 – Inferred Resources

Northeast Underground Inferred Resources 3.0 g/t cutoff	Gold (g/t)	Silver (g/t)	eAu (g/t)	Tonnes	Gold Ounces	Silver Ounces	eAu Ounces
Aventurero	4.12	143	6.3	3,140,000	416,000	14,472,000	641,000
San Juan	5.08	349	10.4	4,131,000	675,000	46,408,000	1,384,000
Las Animas	4.53	216	7.9	1,889,000	275,000	13,142,000	478,000
Rosario	3.30	192	6.3	3,693,000	392,000	22,777,000	748,000
Esperanza	8.33	161	10.8	3,000	1,000	16,000	1,000
Total Northeast Underground	4.26	234	7.9	12,856,000	1,759,000	96,815,000	3,252,000
Brenda Surface 0.4 g/t cutoff	1.21	56	2.1	370,000	14,000	666,000	25,000
Total Northeast Ocampo Inferred	4.17	229	7.7	13,226,000	1,773,000	97,481,000	3,277,000
PGR Open Pit Area 0.3 g/t cutoff	2.19	76	3.4	4,537,000	319,000	11,087,000	496,000
High Grade Below Open Pit Area Resource 3.0 g/t curoff	4.22	176	6.9	3,393,000	460,000	19,202,000	755,000
Total PGR Infered	3.06	119	4.9	7,930,000	779,000	30,289,000	1,251,000
Total Ocampo Inferred	3.75	188	6.7	21,156,000	2,552,000	127,770,000	4,528,000

For purposes of comparison to previous resource work the following tabulates the PGR Open Pit area resources at a resources at a 1-g/t cutoff.

Table 26 – PGR Resources 1 g/t Cutoff

PGR Open Pit Area 1 g/t cutoff	Gold (g/t)	Silver (g/t)	Gold-Equivalent (g/t)	Tonnes	Gold Ounces	Silver Ounces	eAu Ounces
Measured	2.41	97	3.89	6,167,000	478,000	19,235,000	774,000
Indicated	2.01	78	3.22	5,158,000	333,000	12,936,000	532,000
Measured & Indicated	2.23	88	3.59	11,325,000	811,000	32,171,000	1,306,000
Inferred	2.73	98	4.24	3,457,000	303,000	10,893,000	471,000